Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: Daiichi Pharmaceutical Co., Ltd.

Subject Company: Daiichi Pharmaceutical Co., Ltd.

and Sankyo Company, Limited

SEC File No. 132-02292

(English translation of previously published information)

This document has been prepared as a guide for non-Japanese investors and contains forward-looking statements that are based on management’s estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations.

Daiichi Pharmaceutical Co., Ltd.

FASF

April 27, 2005

Summary of Consolidated Financial Results (Consolidated)

for Fiscal Year 2004, Ended March 31, 2005

(English Translation of “Kessan Tanshin”)

Listed company name: Daiichi Pharmaceutical Co., Ltd.

Stock code number: 4505

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange

Head office: Tokyo, Japan

URL: http://www.daiichipharm.co.jp/

Representative: Mr. Kiyoshi Morita, President and CEO

Contact: Mr. Toshio Takahashi, General Manager, Corporate Communications Department

Telephone: (03) 3272-0611

Meeting of the Board of Directors held on: April 27, 2005

Application of U.S. GAAP: No

1. Financial results for the fiscal year (April 1, 2004—March 31, 2005)

(1) Consolidated Operating Results

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Net sales (% change from previous year)	Operating income (% change from previous year)	Ordinary income (% change from previous year)
	Millions of yen	Millions of yen	Millions of yen
Fiscal Year 2004	328,534 (1.8%)	56,063 (21.6%)	57,320 (22.7%)
Fiscal Year 2003	322,767 (0.2%)	46,114 (Δ12.4%)	46,731 (Δ13.0%)

	Net income (% change from previous year)	Basic net income per share	Diluted net income per share	Return on equity	Ratio of ordinary income to total assets	Ratio of ordinary income to net sales
	Millions of yen	Yen	Yen	%	%	%
Fiscal Year 2004	37,175 (39.4%)	137.95	137.90	8.5	10.7	17.4
Fiscal Year 2003	26,661 (96.5%)	97.25	97.23	6.5	9.0	14.5

Notes

1. Investment income (loss) from affiliated companies accounted for using the equity accounting method:
For the year ended March 31, 2005	Δ¥399 million
For the year ended March 31, 2004	¥— million
2. Weighted -average number of common shares issued and outstanding during the year (consolidated):
For the year ended March 31, 2005	268,481,535 shares
For the year ended March 31, 2004	272,515,920 shares
3. Changes in method of accounting presentation: None
4. Percentages in parentheses under net sales, operating income, ordinary income, and net income indicate changes from the previous fiscal year.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal Year 2004	546,555	448,563	82.1	1,670.71
Fiscal Year 2003	521,808	422,130	80.9	1,564.59

Notes : Total common shares issued and outstanding at end of year (consolidated)
March 31, 2005:	268,404,023 shares
March 31, 2004:	269,700,226 shares

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities		Cash flows from financing activities		Cash and cash equivalents at year-end
	Millions of yen	Millions of yen		Millions of yen		Millions of yen
Fiscal Year 2004	35,571	Δ	21,989	Δ	12,369	91,571
Fiscal Year 2003	47,505	Δ	27,419	Δ	18,470	90,346

(4)	Notes regarding the scope of consolidation and application of the equity method of accounting

Consolidated subsidiaries :	31
Non-consolidated subsidiaries accounted for under the equity method :	0
Affiliated companies accounted for under the equity method :	2

(5) Changes in the scope of consolidation and application of the equity method of accounting

Consolidated subsidiaries
(increase)	3
(decrease)	0
Equity method affiliates
(increase)	2
(decrease)	0

2. Forecasts of Consolidated Results Fiscal Year 2005 (April 1, 2005—March 31, 2006)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Interim 6-month period	159,000	22,000	12,000
Full year	333,000	52,000	18,000

Reference: Forecasted basic net income per share for the year: ¥ 66.55

*	Note: The forecast figures shown above are based on information that was available at the time of preparation and may contain some uncertainties. Actual performance and other factors may differ from these forecasts due to changes in circumstances and other developments. More information concerning these forecasts can be found in the attached Supplementary Information on page 16-17.

1. State of the Group

The Company’s corporate Group comprises Daiichi Pharmaceutical Co., Ltd. (the parent Company), its 34 subsidiaries (including 31 consolidated subsidiaries and 3 unconsolidated subsidiaries), and 5 affiliated companies, for a total of 40 Group companies. The principal lines of business of Group companies, the positioning of principal companies within the Group, and the business and geographic segment to which each company belongs are shown below.

Business Classification	Lines of Business	Principal Group Companies
Pharmaceuticals		Japan
	Prescription drugs	Daiichi Pharmaceutical Co., Ltd.
Daiichi Pure Chemicals Co., Ltd.
	Diagnostic and radiopharmaceuticals	Daiichi Radioisotope Laboratories, Ltd.
Daiichi Fine Chemical Co., Ltd.
Saitama Daiichi Pharmaceutical Co., Ltd.
Daiichi Suntory Pharma Co., Ltd.
Daiichi Pharmatech Co., Ltd.
	OTC drugs	Tokyo Iyaku Shiki Co., Ltd.
Nishimura Shiki Co., Ltd.
	Animal drug products	Daiichi Butsuryu Co., Ltd.
D. P. C. Medical Co., Ltd.
Kanto Daiichi Service Co., Ltd.
Kansai Daiichi Service Co., Ltd.
Daiichi Technos Co., Ltd.
Daiichi Suntory Biomedical Research Ltd.
Unconsolidated subsidiary: 2 company; affiliated companies: 4
Total 21 companies
Overseas
Daiichi Pharma Holdings, Inc.
Daiichi Pharmaceutical Corporation
Daiichi Medical Research, Inc.
Daiichi Pharmaceuticals UK Ltd.
Daiichi Pharmaceutical (Beijing) Co., Ltd.
Daiichi Pharmaceutical (China) Co., Ltd.
Daiichi Pharmaceutical Asia Ltd.
Daiichi Pharmaceutical Taiwan Ltd.
Daiichi Pharmaceutical Korea Co., Ltd.
Daiichi Pharmaceutical (Thailand) Ltd.
Laboratoires Daiichi Sanofi–Synthelabo
Daiichi Asubio Pharmaceuticals, Inc.
Daiichi Asubio Holdings, Inc.
Daiichi Asubio Medical Research Laboratories LLC
Total 14 companies
Japan
Other Business	Fine chemical business	Daiichi Pure Chemicals Co., Ltd.
Daiichi Fine Chemical Co., Ltd.
Daiichi Jisho Co., Ltd.

	Safety research business	Other affiliated company: 1

Total 4 companies
Overseas
	Other business	Daiichi Fine Chemicals, Inc.
Daiichi Fine Chemical Europe GmbH
Unconsolidated subsidiary: 1
Total 3 companies

Note

1.	The number of companies by business line includes those companies that are engaged in more than one business.

2.	For the fiscal year under review, three newly-established companies have been included in the scope of consolidation: Daiichi Pharmaceutical Corporation, Daiichi Medical Research, Inc., and Daiichi Pharmatech Co., Ltd.

Also, please note that the former corporate name of Daiichi Pharmaceutical Corporation has been changed to Daiichi Pharma Holdings, Inc. as of April 1, 2004.

3.	As of May 7, 2004, the corporate name of Suntory Pharmaceutical Inc. was changed to Daiichi Asubio Pharmaceuticals, Inc.; as of July 30, 2004, the corporate name of Suntory Pharmaceutical Holding Inc. was changed to Daiichi Asubio Holdings, Inc.; and, as of September 14, 2004, the corporate name of Suntory Pharmaceutical Research Laboratories LLC was changed to Daiichi Asubio Medical Research Laboratories LLC.

As of March 31, 2005

In Japan
Overseas
Customers (In Japan)
Customers (Overseas)
Pharmaceuticals
Other business
◎Daiichi Radioisotope Laboratories, Ltd. (Manufacturing and sale of radiological pharmaceuticals)
◎Saitama Daiichi Pharmaceutical Co., Ltd. (Manufacturing and sale of pharmaceuticals)
◎Daiichi Suntory Pharma Co., Ltd. (Manufacturing and sale of pharmaceuticals)
◎Daiichi Pharmatech Co. Ltd. (Manufacturing and sale of pharmaceuticals)
◎Tokyo Iyaku Shiki Co., Ltd.
◎Nishimura Shiki Co., Ltd.
(Manufacturing and sale of packaging materials)
◎Daiichi Butsuryu Co., Ltd. (Transportation and storage)
◎D. P. C. Medical Co., Ltd. (Promotional material services)
◎Kanto Daiichi Service Co., Ltd.
◎Kansai Daiichi Service Co., Ltd.
◎Daiichi Technos Co., Ltd.
(Security and equipment maintenance services)
◎Daiichi Suntory Biomedical Research Ltd. (Pharmaceutical research and development)
☆Aventis Pasteur-Daiichi Vaccines Co., Ltd.
Other ○Unconsolidated subsidiary: 1
☆Affiliated company:3
(Pharmaceutical research, development, and other activities)
◎Daiichi Pure Chemicals Co., Ltd. (Manufacturing and sales of diagnostics, test reagents, and fine chemical products as well as contracting of testing and research work on a commissioned basis)
◎Daiichi Fine Chemical Co., Ltd. (Manufacturing and sale of medicines, pharmaceutical and fine chemicals)
◎Daiichi Jisho Co., Ltd.
Other ☆Affiliated company: 1
(Real estate rentals and other services)
Daiichi Pharmaceutical Co., Ltd.
◎Daiichi Pharma Holdings, Inc.
◎Daiichi Pharmaceutical Corporation
◎Daiichi Medical Research, Inc.
(Sale, intermediary services, and research/development of pharmaceuticals)
◎Daiichi Asubio Pharmaceuticals, Inc.
◎Daiichi Asubio Holdings, Inc.
◎Daiichi Asubio Medical Research Laboratories LLC
(Pharmaceutical research and development)
◎Daiichi Pharmaceuticals UK Ltd. (Import /sale and research/development of pharmaceuticals)
◎Daiichi Pharmaceutical (Beijing) Co., Ltd. (Manufacturing and sale of pharmaceuticals)
◎Daiichi Pharmaceutical Asia Ltd. (Promotional services to medical institutions)
◎Daiichi Pharmaceutical Taiwan Ltd. (Manufacturing and sale of pharmaceuticals)
◎Daiichi Pharmaceutical Korea Co., Ltd.
◎Daiichi Pharmaceutical (Thailand) Ltd.
(Import and sale, intermediary services for pharmaceuticals)
◎Laboratoires Daiichi Sanofi–Synthelabo
◎Daiichi Pharmaceutical (China) Co., Ltd.
(Pharmaceutical research and development)
◎Daiichi Fine Chemical Europe GmbH
◎Daiichi Fine Chemicals, Inc.
Other ○Unconsolidated subsidiary:1
(Import and sale of fine chemical products)
Supply of raw materials
Sale of products
Commissioning of test research and R&D
Other services
◎Consolidated subsidiary ○Unconsolidated subsidiary ☆Affiliated company

2. Management Policy

1. Basic Policies

With its corporate slogan “Enriching the Quality of Life,” the Daiichi Pharmaceutical Co., Ltd. and its Group companies has adopted the philosophy of contributing to healthier and happier lives globally by developing innovative technologies and providing superior pharmaceutical products.

The Daiichi Group’s GLOBAL 10 long-term vision calls for the Group to become an “R&D-driven global pharmaceutical company” that develops products that meet global standards and provides them throughout the world. To realize this vision, the Group has made proceeded with diverse business reforms, and striven to improve its operations in a manner that accords with its social mission.

However, in view of such worldwide trends as progressive globalization and stepped-up cost-containment measures in the healthcare environment, we recognize that it is crucial to adopt a new corporate strategy that will enable us to build the stronger corporate foundation and management resources needed to overcome global competition.

Sharing in the recognition of the need for this strategy, Daiichi and Sankyo Co., Ltd., on February 25, signed a basic agreement calling for the establishment of a joint holding company to be called DAIICHI SANKYO COMPANY, LIMITED, with the target date for the company’s founding set at October 1, 2005, and the integration of their operations in the prescription drug business scheduled for April, 2007. The goal of integration is to realize the philosophy and vision jointly held by the two companies.

By maximizing synergies generated by the integration, the two companies are aiming to become the Japan-based “global pharma-innovator.” Having outstanding R&D and marketing capabilities competitive in the major world markets, this company will seek to “contribute to better human health throughout the world” on a still-higher level.

2. Basic Policy Regarding Distribution of Profits

Positioning the distribution of profits earned from business activities as one of its most important management tasks, Daiichi emphasizes the distribution of profits to shareholders in a manner that reflects corporate performance. The level of cash dividends is determined in line with this emphasis while reflecting the comprehensive consideration of such factors as the need to bolster internal reserves to build a foundation for corporate growth.

Regarding cash dividends, the Company seeks to maintain stable growth in cash dividends and in the dividend payout ratio while concurrently making flexible and timely moves to repurchase its outstanding shares with the goal of boosting income per share.

Regarding internal reserves, the Company plans to used them to fund such investments as those for engaging in leading-edge research, strengthening the product development pipeline, engaging in corporate alliances, and strengthening the foundations for international operations.

3. Policy Regarding the Reduction of the Basic Trading Unit of Shares

Aiming to increase the liquidity of its shares and expand its shareholder base, the Company reduced the trading unit size from 1,000 shares to 100 shares as of August 1, 2002.

4. Management Indicator Performance Goals

The Daiichi Group has set its If consolidated net sales target at ¥345.0 billion for fiscal 2006. A new target and other goals are to be set in light of the basic agreement for integration with Sankyo Co., Ltd.

5. Medium- and Long-Term Strategies and Essential Tasks

Regarding overseas pharmaceutical markets, while the industrialized countries are making sustained efforts to reduce healthcare costs, marketing competition is becoming increasingly intense in the United States and other countries, and development competition in the search for breakthrough products involves the use of leading-edge technologies that are accompanied by increased R&D expenses. These and other factors are making the overseas operating environment more challenging.

In Japan, growth in the pharmaceutical market is being slowed by healthcare system reform measures implemented against the backdrop of demographic graying, and the growing presence of overseas-based companies is contributing to an intensification of competition for market share.

Aiming to use new global development drug candidates to realize its corporate objectives, the Daiichi Group has designated the period through fiscal 2006 for reforms that will create the foundation required for achievement of its corporate objectives. Accordingly, it is taking measures to attain the following management goals.

(1) Expanding Global R&D Operations

Daiichi is giving strategic emphasis to the tasks of building a global R&D system able to create pharmaceutical products in line with global standards, continuously creating high-quality drug development candidates, and strengthening its system for evaluating drug development candidates in line with global standards and from both scientific and business perspectives.

Recognizing the need to transform conventional R&D operations in order to promote the smooth operation of a global R&D system, in October 2004 the Company established a new organizational system within an R&D Division designed to integrate R&D operations. Within the R&D Division system, the Company is working to promote progress in domestic and overseas R&D projects through functional collaboration between its Tokyo Research and Development Center and U.S.-based Daiichi Medical Research, Inc. Through this initiative, the Company is seeking to boost R&D productivity, integrate science and business, and firmly instill global thinking and action mechanisms.

Regarding drug discovery research, Daiichi has chosen for four therapeutic domains—infectious diseases, cancer, thrombosis and other cardiovascular diseases, and allergies and other immune system disorders. Research advances are being promoted by augmenting the quality and efficiency of drug discovery system's performance. Competitively superior drug discovery technologies are being implemented by stepping up collaboration with leading-edge research institutions in Japan and overseas as well as with Daiichi Suntory Pharma Co., Ltd., and other Daiichi Group members.

In clinical development operations, Daiichi Medical Research now provides more-sophisticated drug candidate evaluation capabilities. Working in cooperation with the Daiichi Group’s other internal research facilities, the U.S.-based company is now undertaking comprehensive evaluation of a number of promising drug candidates—including such oral antithrombotic agents as DU-176b, an oral factor-Xa inhibitor; such quinolone agents for treating drug-resistant infections as DX-619; such anti-allergy agents as DW-908e; and the anticancer chemotherapeutic agent DJ-927. In preparation for the advance of these candidates to the proof-of-concept (POC) testing stage, the Company is creating systems for performing POC studies in line with global standards.

(2) Strengthening Domestic and Overseas Prescription Drug Business

Amid increasingly intense marketing competition, Daiichi has the policy of working to further reinforce the market positions of its domestic and overseas prescription drug businesses.

In the domestic prescription drug business, the Company is aiming to expand its current market share. To do this, it is striving to increase the number of prescriptions for established drugs—such as Cravit, a broad-spectrum oral antibacterial agent; Artist, a long-acting beta-blocker; Sunrythm, an anti-arrhythmic agent; and HANP, an agent for treating acute cardiac insufficiency—while also expeditiously launching and developing the markets for drugs for which applications were already made—such as Plavix (clopidogrel sulfate), a new anti-platelet agent; and KMD-3213 (silodosin), an agent for treating dysuria. The Company is also strengthening its marketing operations aimed at the hospital market while taking steps to respond to such changes in the medical therapy environment as the creation of medical institution networks and the spread of diagnostic and therapeutic guidelines.

In the overseas prescription drug business, the Company is working to ensure that its licensee maintains the top share of the quinolone market in the United States, which is the largest export market for bulk shipments of its mainstay antibacterial agent levofloxacin, by working through the licensee to obtain approval for additional indications and taking other steps to expand sales of products containing levefloxacin in the United States.

(3) Building a Resilient Corporate Structure by Resolutely Implementing Structural Reforms

To transform the entire Daiichi Group into an enterprise featuring high levels of profitability and management efficiency as well as strong overall competitiveness, the Company has established a task force, the Structural Reform Headquarters, that is working to

1)	consolidate functions within the Group and integrate and consolidate networks of research, manufacturing, and distribution facilities,

2)	optimize the size of the Group’s workforce, and

3)	restructure ancillary businesses.

Particularly noteworthy among functional and facility consolidation measures was the establishment of Daiichi Pharmatech Co., Ltd., which began operating smoothly in April 2005. Created through the spin-off of three factories from the parent Company and subsequent integration of these factories with two Group manufacturing service companies, Daiichi Pharmatech is working to further increase manufacturing efficiency and strengthen cost-competitiveness.

Other noteworthy measures include the shift of the Tochigi Research Center’s protein research unit and Daiichi Fine Chemical’s drug discovery units to the Tokyo Research and Development Center, in October 2004 and April 2005, respectively. A decision has been made to increase distribution efficiency and cut costs by shifting the functions of distribution centers in Sapporo and Shizuoka to the Tokyo Distribution Center, and the Company is assiduously moving ahead with measures to prepare for the implementation of this decision.

To consolidate planning and administration functions, the Company is proceeding with the consolidation of Group companies’ accounting, personnel, remuneration, and IT units as well as with the introduction of enterprise resource planning (ERP) systems. The personnel and remuneration functions of major Group companies have already been consolidated in the Company’s Business Center facility.

Aiming to optimize the size of the Group’s workforce, steps were taken to hire additional staff to work for Daiichi Medical Research and as the parent Company’s Medical Representatives (sales representatives in the field) in domestic prescription drug marketing. In contrast, at many other Group companies such operational reform measures as those to reevaluate operations, consolidate functions, and introduce electronic information systems have enabled workforce right-sizing.

Regarding the reorganization of non-core businesses, the Company transferred its veterinary and livestock feed products business to Meiji Seika Kaisha, Ltd. This transfer was smoothly implemented in June 2004.

(4) Other Issues

With respect to manufacturing and technology, the Group is striving to upgrade its overall technological strength and thereby boost its cost-competitiveness and provide additional high-value-added products. At the same time, the Group is working to fortify its supply chain management initiative to ensure stable supplies, optimize inventory levels, and enhance its product quality assurance systems in line with global standards.

In the area of post-marketing-surveillance (PMS) and reliability assurance, the Company is taking various measures in accord with the complete implementation of Japan’s amended Pharmaceutical Affairs Law in April 2005, which calls for appropriate responses to new post-manufacturing/marketing safety administration standards and new regulatory responsibility definitions. Organizational restructuring responses include the October 2004 establishment and reorganization of functional units within the newly created and independent PMS Administration and Reliability Assurance Division.

Regarding environmental management, the Company recognizes the importance of conserving the global environment. In line with the Daiichi Environmental Charter, the Group has created an organizational framework for guiding environmental conservation activities, such as the proactive launch of various programs aimed at realizing a recycling-oriented society. These efforts will be made public in the fiscal 2004 edition of the Daiichi Environmental Report.

Regarding the issues associated with the alleged formation of a bulk vitamin marketing cartel, settlements were reached with all but a few relevant parties in the United States. In Europe, an appeal was filed in February 2002 in response to a notification of the levying of a fine received from the European Commission.

In the United States, Mylan Laboratories Inc. and other companies have filed applications for permission to manufacture generic versions of products containing of Daiichi’s mainstay product, levofloxacin. Having determined that such applications constitute attempts to infringe Daiichi’s patents, Daiichi and its licensee together filed suit against the Mylan Laboratories-led group in a federal district court, which decided in favor of Daiichi and the licensee in December 2004. However, the Mylan Laboratories-led group was dissatisfied with the decision and has appealed it. Daiichi intends to continue vigorously defending its intellectual property assets.

6. Basic Policy Regarding Corporate Governance and Implementation of Related Measures

(1) Basic Policy Regarding Corporate Governance

Recognizing that increasing shareholder value is an important management issue, Daiichi is working to strengthen its capabilities regarding legal compliance, highly transparent management, rapid and appropriate management decision-making, and supervisory systems.

(2) Implementation of Corporate Governance Related Measures

1)	Management and Administration Organization System for Decision-Making, Execution, and Supervisory Tasks and Other Corporate Governance Systems

Held every month in principle are Board of Directors’ Meetings, where directors decide issues related to operational execution and the supervision of the execution of tasks by directors. Serving as a management council or executive board, Managing Directors’ Meetings are held once every week in principle, to discuss operational execution matters and to expedite and ensure the appropriateness of management decision-making. Currently there are no external directors.

Aiming to reinforce corporate governance with particular attention to such goals as increasing management transparency, strengthening decision-making capabilities, and establishing flexible and dynamic operational execution systems, changes will be made to appoint external directors and adopt single-year terms for directors upon approval at the coming 127th Ordinary General Meeting of Shareholders, and the Company is moving ahead with the introduction of an executive officer system and functional reevaluation of the Management Committee.

Directors’ remuneration is determined within a predetermined remuneration framework using a rational method that takes corporate performance into consideration.

Daiichi has adopted an auditor system. To promote the Company’s sound and sustained management, corporate auditors participate and express opinions at Board of Directors’ Meetings and Managing Directors’ Meetings as well as at other important meetings in accordance with regulations for Corporate Auditors’ Meetings and corporate auditor’s execution of duties. In addition, corporate auditors have the task of performing financial and operational audits for the Company and other Group companies. Corporate Auditors’ Meeting is currently composed of four members, including two external corporate auditors

Regarding internal control systems, Daiichi is strengthening its Internal Audit Department and other internal auditing units and also conducts audits of its compliance system, risk management system, and other internal control systems.

Daiichi has commissioned KPMG AZSA & CO. as its independent auditor, giving it the role of auditing the Company’s financial statements from an independent standpoint.

Daiichi Group companies make sustained efforts to ensure rigorous legal compliance and have instituted the “Daiichi Conduct Guidelines.” The Company has employee hot-lines and the Ethics Committee that include advisory lawyers and directors as members.

2)	External Directors’ and External Auditors’ Personal, Capital, Transactional, or Other Relationships of Vested Interest with the Company

The external auditors have no vested interest in the Company.

3)	Measures Taken During the Past Year to Strengthen Corporate Governance

To clarify the Group management staff roles of the Company’s planning and administration departments, these departments were reorganized as “corporate” departments, and Group management capabilities were strengthened.

To promote rigorous legal compliance and thorough awareness of the “Daiichi Conduct Guidelines” among all employees, measures were taken, including the organization of training seminars for each management stratum and the implementation of questionnaire-based surveys.

Responding to the full implementation of Japan’s new Personal Information Protection Law in April 2005, the Company has instituted new policies, regulations, and handling standards related to personal information. It has also taken various measures to create a personal information protection system, including the establishment of the Personal Information Protection Committee to act as an operational administrative organ.

Daiichi is continuing efforts to ensure the timely disclosure of information related to changes in the Company’s situation as well as to ensure the transparency of the Company’s management processes.

3. Results of Operations and Financial Position

1.	Results of Operations

1. Overview of Fiscal Year 2004

(Millions of Yen)

	Net sales	Operating income	Ordinary income	Net income
Fiscal Year 2003	322,767	46,114	46,731	26,661
Fiscal Year 2004	328,534	56,063	57,320	37,175
Change (%)	1.8	21.6	22.7	39.4

(1) Overview of Performance during the Fiscal Year

During the year, overseas pharmaceutical markets were characterized by a further intensification of global competition centered on “global-mega” companies and associated with both new drug-related R&D and marketing activities. The Japanese pharmaceutical market was affected by changes in the healthcare systems—such as the growing scope of application of the comprehensive hospital therapy evaluation system and the conversion of national university hospitals and other national hospitals into independent corporations—and an average 4.2% reduction in National Health Insurance (NHI) drug reimbursement prices was implemented in April 2004.

Against this backdrop, the Daiichi Group worked to expand the markets for its products while emphasizing the promotion of appropriate drug use through the provision of information related to drug efficacy and safety. As a result, higher revenue from domestic sales of prescription drugs and a rise in bulk levofloxacin exports more than offset a revenue decline associated with the transfer of veterinary and livestock feed products business to another company. Consequently, net sales advanced 1.8% from the previous fiscal year, to ¥328,534 million. Reflecting the reduction in cost of sales as well as cost-cutting measures with respect to R&D expenses, operating income totaled ¥56,063 million, up 21.6% from the previous fiscal year, and double-digit growth was achieved in ordinary income, which amounted to ¥57,320 million, up 22.7% from the previous fiscal year. While ¥7.3 billion in extraordinary restructuring expenses associated with the spin-off of the parent Company’s manufacturing operations was recorded, this was more than offset by extraordinary gains of ¥11.7 billion on the return of the substitutional retirement portion of its Employee’s Pension Fund and ¥3.8 billion on the shift to a new retirement payment system. Thus, net income surged 39.4% from the previous fiscal year, to ¥37,175 million.

The share of consolidated net sales derived from overseas operations was 20.9%.

In light of this strong performance, the Company has decided to increase year-end cash dividends by ¥10 per share and disburse total year-end cash dividends of ¥25 per share. As ¥15 per share interim cash dividends have already been disbursed, cash dividends applicable to the fiscal year under review will total ¥40 per share.

The Company intends to keep emphasis on the distribution of profits to shareholders after the integration with Sankyo Co., Ltd. scheduled for October 2005.

(2) Overview of Performance by Business Segment

Business segment

(Millions of Yen)

	Net sales				Operating income
Business segment	Fiscal 2003	Fiscal 2004	Increase (Decrease)		Fiscal 2003		Fiscal 2004		Increase (Decrease)
Pharmaceutical	304,564	311,844		7,280		53,126		64,096		10,969
Other	18,203	16,689	Δ	1,513		65	Δ	78	Δ	144
Subtotal	322,767	328,534		5,766		53,192		64,017		10,824
Eliminations	—	—		—	Δ	7,077	Δ	7,953	Δ	876
Consolidated	322,767	328,534		5,766		46,114		56,063		9,948

Note: Sales are the value of sales to external customers.

Pharmaceutical Business

<Prescription Drugs>

Although conditions in the domestic prescription drug market were negatively affected by the April 2004 revision of drug reimbursement prices, sales of the mainstay broad-spectrum oral antibacterial agent Cravit were steady, and increased sales were recorded for such products as Mobic, a nonsteroidal anti-inflammatory agent marketed in Japan exclusively by Daiichi since July 2004; Artist, a long-acting beta-blocker for treating high blood pressure, angina, and chronic cardiac insufficiency; and Zyrtec, an anti-allergy agent. As a result, total domestic prescription drug sales advanced 1.9% from the previous fiscal year, to ¥205,859 million.

Overseas prescription drug sales were negatively affected by a decline in a U.S. subsidiary's sales of FLOXIN Otic, an antibacterial otic solution for treating ear infections, as well as by the appreciation of the yen. However, the completion of U.S. inventory adjustments for levofloxacin enabled a recovery in bulk sales of this product, and patent licensing royalty income grew. Thus, overseas sales of prescription drugs rose 6.2% from the previous fiscal year, to ¥61,318 million.

<Diagnostics and Radiopharmaceuticals>

Measures aimed at restraining medical costs kept market conditions challenging, and sales of such products as in vivo radiopharmaceuticals for cardiac imaging applications declined. However, strong sales of such in vitro diagnostics products as testing kits for influenza—which was prevalent in Japan during the year under and mainstay cholesterol measuring agents for export boosted total sales of diagnostics and radiopharmaceuticals products 2.1% from the previous fiscal year, to ¥32,923 million.

<OTC Drugs>

Karoyan Gush, a hair-growth accelerator launched in June 2004, made a significant contribution to performance during the year, and sales of such products as Patecs anti-inflammatory analgesic poultices and the vitamin C product Cystina C were robust. Accordingly, OTC Drug sales advanced 16.3% from the previous fiscal year, to ¥10,199 million.

<Veterinary and Livestock Feed Products>

Reflecting the Company’s June 2004 transfer of its veterinary and livestock feed products business to Meiji Seika Kaisha, Ltd., segment sales dropped 59.1% from the previous fiscal year, to ¥1,544 million.

Other Businesses

Sales of fine chemical products decreased 10.6%, to ¥12,967 million, reflecting drops in sales of such products as calcium pantothenate to customers in North America and Europe. Total sales in the other businesses segment, which includes fine chemicals, declined 8.3%, to ¥16,689 million.

R&D Activities

By conducting research programs that enable the identification of additional drug target molecules and the acquisition of innovative new drug discovery “seeds,” Daiichi is seeking to continuously generate high-quality drug development candidates. Moreover, the Company is proactively undertaking POC testing programs coordinated by Daiichi Medical Research.

Regarding collaborative research initiatives, Daiichi is collaborating with the U.S.-based UCSF Cancer Research Institute and U.S.-based Rigel Pharmaceuticals Inc., in research aimed at developing molecularly-targeted anti-cancer agents and is conducting research related to genomic drug discovery with Japan-based Kazusa DNA Research Institute and Celestar Lexico-Sciences, Inc. All of these research programs are expected to facilitate new drug discovery.

Recognizing the importance of strategies for obtaining additional leading-edge technologies, Daiichi and MediBIC ALLIANCE jointly established a drug development venture investment fund in March 2005. The objectives of this fund are to facilitate the collection of information on drug discovery technologies as well as collaborative research activities.

With respect to drug development operations, Daiichi has applications pending in Japan for Plavix (clopidogrel sulfate), an antiplatelet agent; Sonazoid (DD-723), an ultrasonic contrast medium product; and KMD-3213 (silodosin), an agent for treating dysuria jointly developed with Kissei Pharmaceutical Co., Ltd. In addition, Aventis Pasteur-Daiichi Vaccines Co., Ltd. has an application pending in Japan for ActHIB, the first haemophilus influenzae type b conjugate vaccine for pediatric use.

In May 2004, Daiichi submitted a supplemental application for the anticancer agent Topotecin (irinotecan hydrochloride), for the additional indication of pancreatic cancer. In February 2005, the Company submitted a supplemental application for the natural interferon beta agent Feron, for the additional indication of Hepatitis C -induced liver cirrhosis.

In April 2005, approval was received for the anti-spasticity agent Gabalon Intrathecal Injection (continuous administration of baclofen into the intrathecal cavity) developed as an orphan drug (an agent for rare diseases). The agent is used with a programmable pump system, which was developed by Medtronic Japan Co., Ltd. and approval was given for the system in March 2005.

Also in April 2005, approval was received for Adenoscan (adenosine), an adjunctive agent for myocardial scintigraphy imaging for which the domestic application was submitted by Daiichi Suntory Pharma.

Daiichi decided to discontinue its participation in development for anticancer agent TZT-1027, licensed from TEIKOKU HORMONE MFG. CO., LTD., as a result of its reevaluation of development plans, aimed at and strategy of making selective and concentrated investments of R&D resources.

Other noteworthy products under development include DU-6859a (Gracevit, sitafloxacin), a quinolone antibacterial agent that was discovered and developed in-house, and HGF DNA plasmid, an agent for treating peripheral artery disease and ischemic heart disease for which exclusive marketing rights for Japan, the United States, and Europe have been obtained from AnGes MG, Inc.

Daiichi Suntory Pharma is proceeding with domestic clinical trials of (SUN Y7017 (memantine hydrochloride), an agent for treating Alzheimer’s disease.

Manufacturing and Technologies

Aiming to realize considerable reduction in cost of sales, the Daiichi Group has introduced a new levofloxacin manufacturing method involving a new synthesis technology. The switch to the new manufacturing method has been completed with respect to levofloxacin exported to the United States, which is the principal market for this product.

Daiichi Suntory Pharma began constructing a bio bulk manufacturing facility at its Chiyoda Pharma Factory that is designed to meet needs associated with growing sales of HANP injectable 1000 as well as newly developed products. This facility is scheduled to be completed in October 2005.

Group-wide Initiatives

Daiichi has undertaken various reforms designed to increase the soundness and stability of its pension system. Along with completing the return of its Employees’ Welfare Pension Fund’s substitutional portion, the Company has undertaken fundamental reform aimed at unification of the pension plans of domestic Group companies. These companies have introduced new pension systems involving defined contributions and benefits.

Regarding moves to introduce and upgrade electronic information systems, the Company is been proceeding with the introduction of enterprise resource planning (ERP) systems at major domestic Group companies. Consolidated accounting, personnel, and remuneration systems have already been inaugurated and the Company is moving forward steadily with the introduction of supply-chain management systems.

2. Forecast for the current Fiscal Year

	(Millions of Yen)

	Net sales	Operating income		Ordinary income		Net income
Fiscal Year 2004 results	328,534		56,063		57,320		37,175
Fiscal Year 2005 forecast	333,000		53,000		52,000		18,000
Change (%)	1.4	Δ	5.5	Δ	9.3	Δ	51.6

<Net Sales>

In the domestic prescription drug business, Daiichi projects that it will face a severe operating environment due to such factors as the increasing effect of government measures aimed at restraining medical costs and the rising market share of major global drug companies. Against this backdrop, the Company will concentrate its efforts on maintaining the top market share of its mainstay product Cravit, as well as increasing sales of such major products for cardiovascular diseases as Artist, Sunrythm, and HANP. In addition, the Company anticipates the launch of new products during the latter half of the year such as Plavix will help increase net sales in the domestic prescription drug business.

In the overseas prescription drug business, the Company expects that revenues from its mainstay bulk exports of levofloxacin to the United States will continue to increase in light of the favorable growth in sales by its licensee. The Company is basing its projections on the premise that exchange rates during the fiscal year will be approximately US$1=¥105 and 1 Euro=¥130.

Rising sales are projected in OTC drug operations due to such factors as growing sales of the hair-growth accelerator Karoyan Gush. Sales of diagnostics and radiopharmaceuticals, for which market conditions are severe, are expected to be approximately unchanged.

Consequently, net sales are projected to increase, albeit by a small margin.

<Profitability>

Having started operating Daiichi Pharmatech in April 2005, the Company is further stepping up its efforts to reduce the cost of sales, and it intends to place still greater emphasis on reducing non-strategic expenses. The Company is seeking to restrain R&D expenses by strengthening is capabilities for accurately evaluating drug candidates at early development stages and continuing to concentrate its operations in core therapeutic domains; nevertheless R&D expenses are projected to increase owing to the full-scale start of clinical trial programs in the United States and Europe for DU-176b, an oral factor-Xa inhibitor during the next fiscal year.

While the domestic and overseas operating environments are expected to be more challenging, the Company is doing its utmost to secure the profits required to fund the R&D programs needed to build new corporate growth paths, expeditiously realize the medium-to-long-term corporate growth capabilities that its R&D results make possible, and proceed steadily and quickly with such structural reform measures as those aimed at merging and eliminating certain distribution facilities. The Company plans to implement these strategies in a manner that maximizes the benefits of the upcoming business integration.

Based on the above projections, Daiichi anticipates that it will record higher sales but lower profits during fiscal 2005. Specifically, the Company is aiming to record ¥333.0 billion in consolidated net sales, ¥53.0 billion in operating income, and ¥52.0 billion in ordinary income. After accounting for the effect of converting Daiichi Suntory Pharma into a wholly owned subsidiary, net income is expected to amount to ¥18.0 billion.

II . Financial Position

1. Overview of Changes in the Fiscal Year Under Review

<Assets, Liabilities, and Shareholders’ Equity>

At the end of the fiscal year, total assets amounted to ¥546.5 billion, up ¥24.7 billion from the previous fiscal year end. Total current assets were affected by a ¥13.4 billion rise in marketable securities, while long-term assets were affected by a ¥15.4 expense on prepaid pension liabilities that accompanied the return of the substitutional retirement portion of its Welfare Pension Fund.

Regarding liabilities, such factors as the introduction of a specified contribution pension system led to a ¥14.4 billion decrease in reserves for employees’ retirement benefits, and an accompanying ¥9.1 billion increase in deferred income taxes. Shareholders’ equity was affected by a ¥28.2 billion rise in retained earnings.

<Consolidated Cash Flows>

	(Millions of Yen)

Accounting Items	Fiscal Year 2003		Fiscal Year 2004		Increase (Decrease)
Net cash provided by (used in) operating activities		47,505		35,571	Δ	11,934
Net cash provided by (used in) investing activities	Δ	27,419	Δ	21,989		5,430
Net cash provided by (used in) financing activities	Δ	18,470	Δ	12,369		6,101
Effect of exchange rate changes on cash and cash equivalents	Δ	207		12		220
Increase (decrease) in cash and cash equivalents		1,407		1,225	Δ	182
Cash and cash equivalents at end of year		90,346		91,571		1,225

Net cash provided by operating activities amounted to ¥35.6 billion, down ¥11.9 billion from the previous year. Although net income grew ¥17.1 billion, the decrease in net cash provided by operating activities reflected such factors as a decrease in reserves for employees’ retirement benefits as well as such factors increasing accounts receivable and a rise in royalty income.

Net cash used in investing activities totaled ¥22.0 billion, down ¥5.4 billion from the previous year. This decrease mainly reflected a drop in the acquisition of investment securities.

Net cash used in financing activities amounted to ¥12.4 billion, down ¥6.1 billion from the previous year. This decrease mainly reflected a drop in the acquisition of treasury stock.

As a result, total cash and cash equivalents at the end of year were ¥91.6 billion, up ¥1.2 billion from the previous fiscal year.

2. Projection of Changes in the Current Fiscal Year

In the next fiscal year, Daiichi projects that its net sales will increase by a small margin, but the Company also anticipates that profits will decline due to its proactive augmentation of R&D investment. Accordingly, the Company projects that the level of net cash provided by operating activities during the next fiscal year will be lower than that in the year under review.

Cash flows from investing activities are expected to be affected by higher spending accompanying the conversion of Daiichi Suntory Pharma into a wholly owned subsidiary, although the levels of cash used to acquire tangible fixed assets and of long-term funds under management are projected to remain approximately unchanged.

Cash flows from financing activities are projected to be affected by a rise in cash dividend payments.

In light of the above factors, the balance of cash and cash equivalents at the end of the next fiscal year is projected to decrease from the level at the end of the year under review.

<Principal Financial Indicators>

	Fiscal Year 2002	Fiscal Year 2003	Fiscal Year 2004
Shareholders’ equity ratio (%)	78.4	80.9	82.1
Market capitalization ratio (%)	85.3	104.4	123.3
Interest-bearing debt ratio (years)	0.0	0.0	0.0
Interest coverage ratio (times)	2,040.3	48,280.4	51,372.9

Notes:

1.	Shareholders’ equity ratio = total shareholders’ equity/total assets

2.	Market capitalization ratio = total market value (Closing stock prices on balance sheet date x number of outstanding shares at the balance sheet date less the number of treasury shares)/ total assets

3.	Interest-bearing debt ratio = interest-bearing debt/operating cash flow

4.	Interest coverage ratio = operating cash flow/interest paid

5.	All indicators are calculated based on consolidated figures.

6.	Interest-bearing debt includes all consolidated balance sheets liability items on which interest is paid.

7.	Operating cash flow equals the value of operating cash flows in the consolidated statements of cash flows less the value of “interest expense” and “corporate income taxes” (from the consolidated statements of income).

8.	Interest expense equals the “interest expense” item list on the consolidated statements of cash flows.

III. Business Risk and Other Risks

With regard to business activities, financial accounting, and other items described in this report, issues that could potentially exert a large influence on investors’ decisions include those described below the following. Forward-looking statements are based on judgments made by the Group as of March 31, 2005.

(1) R&D Risks

The R&D of new drug development candidates entails large financial expenditures over lengthy time periods. If during those time periods, the expected efficacy of a drug under development cannot be confirmed, there is a possibility that the relevant R&D project will be terminated. Moreover, in the case of cooperative R&D activities in collaboration with other parties, such events as contract changes or annulments could cause a project to fail.

(2) Manufacturing and Procurement Risks

The Group manufactures products at its own factories using its own technologies, and it depends on specific suppliers for a portion of the products and materials used in the manufacture of certain products. Because of this, if for some reason manufacturing or procurement activities are delayed or halted, there is a possibility that such event would affect the Group’s profitability and financial situation.

The Group conducts manufacturing operations in accordance with regulations based on the Pharmaceutical Affairs Law; however, if a product quality problem requiring a product recall or similar event should occur, there is a possibility that it would affect the Group’s profitability and financial situation.

(3) Marketing Risks

In the case of such an event as the occurrence of an unanticipated side effect, the launch by other companies of products that compete in the same therapeutic domains as the Group’s products, or the launch of competing generic versions of the Group’s products after the expiration of relevant patents, there is a possibility that the Group’s sales could be adversely affected and therefore the Group’s profitability and financial situation could also be affected.

In the case of such an event as the expiration or annulment of marketing or technology out-licensing contracts or a change in the terms of such contracts, the Group’s profitability and financial situation could be affected.

Aggregate sales of Cravit, Panaldine, and Omnipaque account for more than 40% of the Group’s consolidated net sales. If side effects or other factors that have the effect of decreasing sales of these products were to arise, there is a possibility that such an event would have a large influence on the Group’s profitability and financial situation.

(4) Legislative, Regulatory, and Government Administration Risks

Prescription drug products in Japan are subject to a variety of regulations and administrative procedures based on the Pharmaceutical Affairs Law. Moreover, trends in other government measures related to healthcare systems and health insurance systems, such as the biannual revision of National Health Insurance (NHI) drug reimbursement prices, may affect the Group’s profitability and financial situation. Similarly, drug-related operations are liable to be affected by diverse regulations in other countries.

(5) Intellectual Property Risks

If some of the Group’s business activities are alleged to infringe on the patent rights or other intellectual property rights of another party, there is a possibility that such activities might have to be discontinued or related litigation undertaken. On the other hand, if another party should infringe on the patent rights or other intellectual property rights of the Group, there is a possibility that related litigation might have to be undertaken to defend those rights. These possibilities could affect the Group’s profitability and financial situation.

(6) Environmental Risks

Chemical substances used in drug-related research and manufacturing processes include substances that can affect human health and natural ecosystems. Each of the Group’s facilities is implementing measures to prevent air and water pollution, shifting to the use, where possible, of substances with relatively small environmental impact, and making other environmental conservation efforts. However, in the unlikely case of a determination that it is determined that the Group’s activities have caused serious adverse environmental impact, there is a possibility that the Group’s profitability and financial situation could be affected.

(7) Litigation Risks

In addition to fair trade issues, the Group’s activities have the potential for other difficulties with regard to various other issues—such as drugs side effects, manufacturer’s liability issues, and labor issues—that could become the subject of litigation. There is a possibility that such litigation could affect the Group’s profitability and financial situation.

(8) Currency Exchange Risks

Most of the Group’s overseas sales transactions are conducted in foreign currencies. Moreover, the revenues and assets of overseas subsidiaries are translated into yen for inclusion in the Group’s consolidated accounting items. Because of these circumstances, there is a possibility that changes in currency exchange rates could affect the Group’s profitability and financial situation.

(9) Other Risks

In addition to risks already described, other types of risks that could affect the Group’s profitability and financial situation include those associated with the interruption of business activities due to earthquakes or other large-scale disasters, the interruption of computer system operations due to network viruses or other technical problems, fluctuations in stock prices and interest rates, and the emergence of uncollectible accounts receivable or loans that could follow the deterioration of transactional partners’ financial position or of the state of affairs in a relevant country.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	See Note	Fiscal Year 2003 (As of March 31, 2004)				Fiscal Year 2004 (As of March 31, 2005)				Change
		Amount			%	Amount			%	Amount
ASSETS
I Current assets:
1. Cash and time deposits				21,977				16,395
2. Trade notes and accounts receivable				81,211				88,168
3. Investment securities				94,124				107,514
4. Mortgage-backed securities				20,000				20,000
5. Inventories				39,145				40,486
6. Deferred tax assets				16,111				13,826
7. Other current assets				10,891				13,496
Allowance for doubtful accounts			Δ	256			Δ	50

Total current assets				283,205	54.27			299,836	54.86		16,631
II Non-current assets:
1. Property, plant and equipment:
(1) Buildings and structures	*1	141,605				141,983
Less accumulated depreciation		82,945		58,660		86,013		55,969

(2) Machinery, equipment and vehicles	*1	113,440				112,430
Less accumulated depreciation		90,465		22,975		92,724		19,705

(3) Land	*1			17,722				17,526
(4) Construction in progress				1,244				6,029
(5) Other fixed assets	*1	38,582				38,264
Less accumulated depreciation		31,899		6,683		31,892		6,372

Total property, plant and equipment, net				107,286	20.56			105,602	19.32	Δ	1,683
2. Intangible assets:
Other intangible assets, net				7,564				6,796

Total intangible assets, net				7,564	1.45			6,796	1.24	Δ	768

(Millions of yen)

	See Note	Fiscal Year 2003 (As of March 31, 2004)			Fiscal Year 2004 (As of March 31, 2005)			Change
		Amount		%	Amount		%	Amount
3. Investments and other assets:
(1) Investment securities	*2		112,077			105,461
(2) Long-term loans			924			763
(3) Prepaid pension costs			—			15,493
(4) Deferred tax assets			3,437			3,167
(5) Other assets	*2		7,375			9,756
Allowance for doubtful accounts		Δ	62		Δ	323

Total investments and other assets			123,752	23.72		134,319	24.58		10,566

Total non-current assets			238,603	45.73		246,718	45.14		8,115

Total assets			521,808	100.00		546,555	100.00		24,746

LIABILITIES
I Current liabilities:
1. Trade notes and accounts payable			14,115			17,182
2. Short-term bank loans	*1		18			18
3. Income taxes payable			9,962			8,401
4. Allowance for sales returns			491			448
5. Allowance for sales discounts			1,488			1,421
6. Accrued expenses and other current liabilities			45,460			46,867

Total current liabilities			71,536	13.71		74,339	13.60		2,803

II Non-current liabilities:
1. Long-term debt	*1		23			5
2. Deferred tax liabilities			679			9,791
3. Accrued retirement and severance costs			19,090			4,754
4. Accrued directors’ retirement and severance costs			2,670			2,200
5. Other non-current liabilities			717			5,318

Total non-current liabilities			23,182	4.44		22,070	4.04	Δ	1,112

Total liabilities			94,718	18.15		96,409	17.64		1,690
MINORITY INTERESTS
Minority Interests			4,959	0.95		1,582	0.29	Δ	3,377

(Millions of yen)

	See Note	Fiscal Year 2003 (As of March 31, 2004)				Fiscal Year 2004 (As of March 31, 2005)				Change
		Amount		%		Amount		%		Amount
SHAREHOLDERS’ EQUITY
I Common stock	*4		45,246		8.67		45,246		8.28		—
II Additional paid-in-capital			48,961		9.38		49,130		8.99		169
III Retained earnings			347,973		66.69		376,144		68.82		28,170
IV Net unrealized gain on investment securities			17,873		3.43		18,215		3.33		342
V Foreign currency translation adjustments		Δ	1,524	Δ	0.29	Δ	1,305	Δ	0.24		218
VI Treasury stock at cost	*5	Δ	36,400	Δ	6.98	Δ	38,867	Δ	7.11	Δ	2,467

Total shareholders’ equity			422,130		80.90		448,563		82.07		26,433

Total liabilities, minority interests and shareholders’ equity			521,808		100.00		546,555		100.00		24,746

(2) Consolidated Statements of Income

(Millions of yen)

		Fiscal Year 2003 (For the year ended March 31, 2004)			Fiscal Year 2004 (For the year ended March 31, 2005)			Change
	See Note	Amount		%	Amount		%	Amount
I Net sales			322,767	100.00		328,534	100.00		5,766
II Cost of sales	*1		103,474	32.06		100,834	30.69	Δ	2,639

Gross profit			219,293	67.94		227,699	69.31		8,406
III Selling, general and administrative:
1. Salaries and bonuses		37,584			38,076
2. Retirement and severance costs		4,828			3,429
3. Research and development expenses	*1	59,048			57,416
4. Other		71,716	173,178	53.65	72,713	171,636	52.24	Δ	1,541

Operating income			46,114	14.29		56,063	17.06		9,948
IV Non-operating income:
1. Interest income		742			738
2. Dividend income		469			735
3. Foreign exchange gains		—			297
4. Other income		1,168	2,380	0.74	1,023	2,795	0.85		415

V Non-operating expenses:
1. Interest expense		1			1
2. Loss on disposal and write-down of inventories		682			626
3. Foreign exchange losses		568			—
4. Equity in net losses of affiliated companies		—			399
5. Other expenses		511	1,764	0.55	510	1,538	0.47	Δ	225

Ordinary income			46,731	14.48		57,320	17.45		10,589
VI Extraordinary gains:
1. Realized gain on sale of investment securities		1,331			283
2. Gain on sale of land		881			384
3. Gain from the return of the substitutional portion of the employees’ pension fund to the government		—			11,747
4. Gain from the transfer to the defined contribution pension plan		—			3,769
5. Gain on sale of the veterinary and livestock feed product business	*2	—			800
6. Reversal of allowance for doubtful accounts		113	2,325	0.72	—	16,983	5.17		14,657

(Millions of yen)

		Fiscal Year 2003 (For the year ended March 31, 2004)					Fiscal Year 2004 (For the year ended March 31, 2005)					Change
	See Note	Amount			%		Amount			%		Amount
VII Extraordinary losses:
1. Restructuring charge	*3	—					7,316
2. Impairment of investment securities		61					32
3. Loss on settlement of an employee pension fund plan	*4	—					381
4. Loss on settlement of vitamin-related anti-trust litigations	*5	—					111
5. Loss on disposal of fixed assets	*6	1,387		1,448		0.45	1,792		9,633		2.93	8,184

Net income before income taxes and minority interests				47,608		14.75			64,670		19.68	17,062
Income tax expense—current		21,465					17,357
Income tax expense—deferred		953		22,418		6.95	11,486		28,843		8.78	6,425

Minority interests in net losses of subsidiaries			Δ	1,472	Δ	0.46		Δ	1,348	Δ	0.41	124

Net income				26,661		8.26			37,175		11.32	10,513

(3) Consolidated Statements of Retained Earnings

(Millions of yen)

		Fiscal Year 2003 (For the year ended March 31, 2004)		Fiscal Year 2004 (For the year ended March 31, 2005)		Change
	See Note	Amount		Amount		Amount
ADDITIONAL PAID-IN CAPITAL
I Additional paid-in capital, beginning of year			48,961		48,961	—
II Increase in additional paid-in capital
1. Gain on reissuance of treasury stock		—	—	169	169	169

III. Additional paid-in capital, end of year			48,961		49,130	169

RETAINED EARNINGS
I Retained earnings, beginning of year			329,730		347,973	18,243
II Increase in retained earnings:
1. Net income		26,661	26,661	37,175	37,175	10,513

III Decrease in retained earnings:
1. Cash dividends		8,217		8,071
2. Bonuses to directors		201		160
3. Changes in scope of investments accounted for under the equity method		—	8,418	772	9,004	586

IV Retained earnings, end of year			347,973		376,144	28,170

(4) Consolidated Statements of Cash Flows

				(Millions of yen)

		Fiscal Year 2003 (For the year ended March 31, 2004)		Fiscal Year 2004 (For the year ended March 31, 2005)		Change
	See Note	Amount		Amount		Amount
I Cash flows from operating activities:
Net income before income taxes and minority interests			47,608		64,670		17,062
Depreciation			17,366		15,946	Δ	1,419

Amortization of goodwill			—		3		3
Decrease in accrued retirement and severance costs		Δ	6,003	Δ	14,807	Δ	8,803
Increase in prepaid pension costs			—	Δ	15,493	Δ	15,493

Interest and dividend income		Δ	1,211	Δ	1,474	Δ	262
Interest expense			1		1		0
Impairment of investment securities			62		34	Δ	28
Loss on disposal of fixed assets			1,387		1,792		404
Loss on fines, penalties and settlements			—		111		111
Equity in net losses of affiliated companies			—		399		399
Decrease (increase) in trade notes and accounts receivable			7,382	Δ	6,793	Δ	14,175
Decrease (increase) in inventories			6,607	Δ	1,290	Δ	7,898
Increase (decrease) in trade notes and accounts payable		Δ	158		3,011		3,170
Increase (decrease) in accrued expenses and other liabilities		Δ	1,562		1,457		3,020
Other, net		Δ	2,136		5,803		7,940

Subtotal			69,344		53,373	Δ	15,970

Interest and dividends received			1,208		1,501		293
Interest paid		Δ	1	Δ	1		0
Fines, penalties and settlements paid		Δ	7	Δ	89	Δ	82
Income taxes paid		Δ	23,038	Δ	19,212		3,825

Net cash provided by operating activities			47,505		35,571	Δ	11,934

					(Millions of yen)

			Fiscal Year 2003 (For the year ended March 31, 2004)		Fiscal Year 2004 (For the year ended March 31, 2005)		Change
		See Note	Amount		Amount		Amount
II	Cash flows from investing activities:
	Purchases of time deposits		Δ	4,088	Δ	7,800	Δ	3,712
	Proceeds from sale of time deposits			150		8,267		8,117
	Purchases of investment securities		Δ	22,368	Δ	26,601	Δ	4,233
	Proceeds from sale of investment securities			21,682		25,210		3,527
	Acquisitions of property, plant and equipment		Δ	11,213	Δ	10,753		459
	Acquisitions of intangible assets		Δ	1,416	Δ	2,546	Δ	1,130
	Purchases of non-current investment securities		Δ	35,798	Δ	24,443		11,354
	Proceeds from sale of non-current investment securities			24,531		22,181	Δ	2,349
	Other, net			1,102	Δ	5,500	Δ	6,602
	Net cash used in investing activities		Δ	27,419	Δ	21,989		5,430
III	Cash flows from financing activities:
	Repayment of long-term debt		Δ	19	Δ	18		0
	Dividends paid		Δ	8,217	Δ	8,071		145
	Purchases of treasury stock		Δ	10,214	Δ	4,263		5,951
	Other, net		Δ	19	Δ	15		3
	Net cash used in financing activities		Δ	18,470	Δ	12,369		6,101
IV	Effect of exchange rate changes on cash and cash equivalents		Δ	207		12		220
V	Net increase in cash and cash equivalents			1,407		1,225	Δ	182
VI	Cash and cash equivalents, beginning of year			88,938		90,346		1,407
VII	Cash and cash equivalents, end of year			90,346		91,571		1,225

Basis of Presentation and Summary of Significant Accounting Policies

Fiscal Year 2003

(For the year ended March 31, 2004)

1. Scope of consolidation

(1) Consolidated subsidiaries: 28

Principal consolidated subsidiaries:

In Japan

Daiichi Pure Chemicals Co., Ltd.

Daiichi Radioisotope Laboratories, Ltd.

Daiichi Fine Chemical Co., Ltd.

Saitama Daiichi Pharmaceutical Co., Ltd.

Daiichi Suntory Pharma Co., Ltd.

Overseas

Daiichi Pharmaceutical Corporation

Daiichi Pharmaceutical (Beijing) Co., Ltd.

Daiichi Pharmaceutical (China) Co., Ltd.

(2) Non-consolidated subsidiaries: 2

During the fiscal year, the Company excluded one newly established subsidiary from the scope of consolidation, and thereby increased the number of non-consolidated subsidiaries to two. Non-consolidated subsidiaries are small in size and are not material when measured by the amounts of assets, sales, net income (based on the Company’s ownership percentage), retained earnings (based on the Company’s ownership percentage), and other indicators. They have therefore been excluded from the scope of consolidation.

2. Application of the Equity Method

(1) –

(2) For the fiscal year, net income (based on the Company’s equity percentage), retained earnings (based on the Company’s equityownership percentage) and other indicators of the Company’s two non-consolidated subsidiaries and five of its 20%-50% owned affiliated companies (i.e. Aventis Pasteur-Daiichi Vaccine Co., Ltd. and 6 other companies) are not material or significant to the Company as a whole. Therefore, these companies have not been accounted for under the equity method but, rather, are rather reported in the Company’s investment account under the cost method.

(3) —

Fiscal Year 2004

(For the year ended March 31, 2005)

1. Scope of consolidation

(1) Consolidated subsidiaries: 31

Principal consolidated subsidiaries:

In Japan

Daiichi Pure Chemicals Co., Ltd.

Daiichi Radioisotope Laboratories, Ltd.

Daiichi Fine Chemical Co., Ltd.

Saitama Daiichi Pharmaceutical Co., Ltd.

Daiichi Suntory Pharma Co., Ltd.

Overseas

Daiichi Pharmaceutical Corporation

Daiichi Medical Research, Inc.

Daiichi Pharmaceutical (Beijing) Co., Ltd.

Daiichi Pharmaceutical (China) Co., Ltd.

For the fiscal year, three newly-established subsidiaries have been added to the scope of consolidation: Daiichi Pharmaceutical Corporation, Daiichi Medical Research, Inc., and Daiichi Pharmatech, Co., Ltd. Also, during the fiscal year, the former corporate name of Daiichi Pharmaceutical Corporation was changed to Daiichi Pharmaceutical Holdings, Inc.

(2) Non-consolidated subsidiaries: 3

During the fiscal year, the Company excluded one newly established subsidiary from the scope of consolidation, and thereby increased the number of non-consolidated subsidiaries to three. Non-consolidated subsidiaries are small in size and are not material when measured by the amounts of assets, sales, net income (based on the Company’s ownership percentage), retained earnings (based on the Company’s ownership percentage), and other indicators. They have therefore been excluded from the scope of consolidation.

2. Application of the Equity Method

(1) Affiliated companies accounted for under the equity method: 2

Names of principal companies:

Aventis Pasteur Daiichi Vaccine Co., Ltd., plus one other company.

Since the significance of these affiliates to the consolidated financial statements has increased, they are been included in the scope of companies accounted for under the equity method beginning this fiscal year.

(2) For the fiscal year, net income (based on the Company’s equity percentage), retained earnings (based on the Company’s equity percentage) and other indicators of the Company’s three non-consolidated subsidiaries and three of its 20%-50% owned affiliated companies are not material or significant to for the Company as a whole. Therefore, these companies have not been accounted for under the equity method but, rather, are reported in the Company’s investment accounts under the cost method.

(3) The equity method of accounting is applied on the basis of the affiliated companies’ fiscal years. One affiliated company has a fiscal year-end date that is different from the Company’s fiscal year-end.

Fiscal Year 2003

(For the year ended March 31, 2004)

3. Fiscal Year-end of Consolidated Subsidiaries

The fiscal year-end of the following consolidated subsidiaries is December 31: Daiichi Pharmaceutical (China) Co., Ltd.; Daiichi Pharmaceutical (Beijing) Co., Ltd.; Suntory Pharmaceutical Inc.; Suntory Pharmaceutical Holdings, Inc.; and Suntory Research Laboratories LLC.

In preparing the consolidated financial statements, the Company uses the financial statements of these companies as of their fiscal year-end. For major intervening transactions that occurred between the fiscal year-end of these companies and March 31, appropriate adjustments have been made in the consolidated financial statements.

4. Summary of Significant Accounting Policies

(1)	Methods of Valuation of Significant Assets

(1) Investment securities

Held-to-maturity securities: The Company reports held-to-maturity securities at an amortized cost using the straight-line method of amortization.

Available-for-sale securities

Securities with quoted market value:

The fair value method based on the quoted market value at the end of fiscal year (Unrealized holding gains/losses are reported in a component of stockholder’s equity, with costs of securities sold being calculated using the moving average method.)

Securities with no readily available market value:

Stated at cost based mainly on the moving- average method

(2) Inventories

Inventories are mainly stated at the lower of cost or market, with cost being determined by the average cost method.

(2)	Depreciation and Amortization of Significant Depreciable Assets

Property, plant and equipment: The Company and its domestic consolidated subsidiaries account for depreciation of property, plant and equipment based on the declining balance method. Certain overseas consolidated subsidiaries account for depreciation of property, plant and equipment under the straight-line method. The ranges of useful lives are as follows:

Buildings and structures: 38 to 50 years

Machinery, equipment and vehicles: 4 to 7 years

Intangible assets and long-term prepaid assets: The Company accounts for amortization under the straight-line method

(3)	Method of Accounting for Significant Allowances

(1) Allowance for Doubtful Accounts

The Company covers the risk of credit losses from potential customer defaults by providing this allowance. For normal accounts, the allowance is computed on the basis of the historical default rates. For specific over-due accounts, the allowance is based on individual account-by-account estimates of the amounts that may not be recoverable.

Fiscal Year 2004

(For the year ended March 31, 2005)

3. Fiscal Year-end of Consolidated Subsidiaries

The fiscal year-end of the following consolidated subsidiaries is December 31: Daiichi Pharmaceutical (China) Co., Ltd.; Daiichi Pharmaceutical (Beijing) Co., Ltd.; Daiichi Asubio Pharmaceuticals, Inc. ; Daiichi Asubio Holdings, Inc. ; Daiichi Asubio Medical Research Laboratories LLC.

In preparing the consolidated financial statements, the Company uses the financial statements of these companies as of their fiscal year-end. For major intervening transactions that occurred between the fiscal year-end of these companies and March 31, appropriate adjustments have been made in the consolidated financial statements.

4. Summary of Significant Accounting Policies

(1)	Methods of Valuation of Significant Assets

(1) Investment Securities

Held-to-maturity securities: Same as for the previous year.

Available-for-sale securities

Securities with quoted market value:

Same as for the previous year

Securities with no readily available market value:

Same as for the previous year

(2) Inventories

Same as for the previous year

(2)	Depreciation and Amortization of Significant Depreciable Assets

Properly, plant and equipment: Same as for the previous year

Intangible assets and long-term prepaid assets: Same as for the previous year

(3)	Method of Accounting for Significant Allowances

(1) Allowance for Doubtful Accounts

Same as for the previous year

Fiscal Year 2003

(For the year ended March 31, 2004)

(2) Allowance for Sales Returns

To prepare for losses on potential returns of products after fiscal year-end, the Company provides for an amount equal to the sum of gross profits and inventory losses on such returned products, based on its estimates of possible sales returns.

For the fiscal year, the Company’s sales return provision in the amount of ¥6 million was included in cost of sales.

(3) Allowance for Sales Discounts

To prepare for future sales discounts, the Company provides for this allowance calculated by multiplying an estimated sales discount percentage for the period by the amounts of accounts receivable from and inventories held by wholesalers at fiscal year-end.

(4) Accrued Retirement and Severance Costs

To prepare for future payments of employee retirement and severance benefits, the Company provides for an accrual based on estimated projected benefit obligations and plan assets at the end of fiscal year. Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees when the prior year service cost was incurred.

Actuarial gains and losses are amortized based on the straight-line method, beginning in the fiscal year following the year in which such gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees when the actuarial gain or loss occurred.

Supplemental Information

Accompanying the enactment of the Contributed Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labor and Welfare, on January 26, 2004, from the obligation for pension payment liabilities related to future employee service with respect to the substitutional portion of its Employees’ Pension Fund.

As of fiscal year-end, the estimated amount to be returned (based the minimum reserve obligations) to the government was ¥20,557 million. Had such amount (based on the minimum reserve obligations) been returned at the end of this fiscal year, in accordance with the provisions of Article 44-2 of the “Practice Guidelines of Accounting for Retirement Benefits” (Interim Report) (Report No. 13 of the Accounting Systems Committee of the Japan Institute of Certified Public Accountants), a gain (extraordinary gain) from the return of the Employees’ Pension Fund amounting to ¥10,995 million would have been recorded.

Fiscal Year 2004

(For the year ended March 31, 2005)

(2) Allowance for Sales Returns

To prepare for losses on potential returns of products after fiscal year-end, the Company provides for an amount equal to the sum of gross profits and inventory losses on such returned products, based on its estimates of possible sales returns.

For the fiscal year, the Company’s reversal of sales return provision in the amount of ¥43 million was deducted from cost of sales.

(3) Allowance for Sales Discounts

Same as for the previous fiscal year

(4) Accrued Retirement and Severance Costs

To prepare for future payments of employee retirement and severance benefits, the Company provides for an accrual based on estimated projected benefit obligations and plan assets at the end of fiscal year.

Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees when the prior service cost was incurred.

Actuarial gain and loss are amortized based on the straight-line method, beginning in the fiscal year following the year in which such gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees when the actuarial gain or loss occurred.

Supplementary Information

Accompanying the enactment of the Contribute Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labour and Welfare, on January 1, 2005, from the obligation for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees’ Pension Fund.

For the fiscal year, as a result, the Company recognized an extraordinary gain of ¥11,747 million from the return of the substitutional portion of the employees’ pension fund to the government.

In addition, accompanying the enactment of the Defined Contribution Pension Plans Law, the Company and certain of its domestic consolidated subsidiaries transferred a portion of their lump-sum retirement benefit plans to a defined contribution pension plan, which was accounted for under the provisions of “Accounting for Transitions between Retirement Benefit Plans” (Corporate Accounting Guidelines No. 1).

This change in retirement benefit arrangement resulted in an extraordinary gain of ¥3,769 million for the fiscal year.

Fiscal Year 2003

(For the year ended March 31, 2004)

(5) Director’s Retirement and Severance Benefits

To prepare for payments of directors’ retirement and severance benefits, the Company and its domestic consolidated subsidiaries provide for an amount equal to the total benefits that would have been payable at the end of fiscal year, in accordance with the internal guidelines, had all directors resigned voluntarily.

(4)	Translation of Significant Assets and Liabilities Denominated in Foreign Currencies into Yen

Receivables and payables denominated in foreign currencies are translated into yen at the exchange rates prevailing at the end of fiscal year, with translation gains or losses currently recognized in earnings. The assets and liabilities of overseas consolidated subsidiaries are translated into yen at the exchange rates prevailing at the balance sheet dates. Income and expenses are translated into yen at the average exchange rates prevailing over the fiscal year, with translation gains or losses recorded in minority interests and foreign currency translation adjustment in the shareholders’ equity section of the balance sheet.

(5)	Accounting for Significant Lease Transactions

Finance lease transactions are accounted for using the same method applied to operating lease transactions, with an exception for those finance leases in which the legal title of the underlying property is transferred from the lessor to the lessee.

(6)	Significant Hedge Accounting Method

(a)	Hedge Accounting Method

The Company employs the deferral method of hedge accounting. Forward foreign exchange contracts that meet certain hedge criteria are accounted for as a hedge of underlying assets and liabilities.

(b)	Hedging Instruments and Hedged Items

Hedging Instruments: Forward foreign exchange contracts and other

Hedged Items: Assets denominated in foreign currencies

(c)	Hedge Policy

The Company hedges foreign exchange rate fluctuation risks in accordance with its internal policies.

(d)	Method of Assessing Hedge Effectiveness

Based on its internal policies, the Company evaluates the effectiveness of hedges by examining the correlations between its hedging instruments and hedged items as a result of fluctuations of foreign currency exchange rates and confirms the effectiveness of its hedge relationship.

(7)	Consumption Tax Accounting Method

The tax-exclusion method is used to account for the national and local consumption taxes.

5. Valuation Method for Assets and Liabilities of Acquired in Business Combinations

All assets and liabilities of an acquired business that becomes a consolidated subsidiary are valued on a full fair value basis without taking into account minority interests’ share in such assets and liabilities.

6. Amortization of Goodwill

Goodwill recorded in the consolidated financial statements is generally amortized on a straight-line basis over a period of five years.

Fiscal Year 2004

(For the year ended March 31, 2005)

(5) Director’s Retirement and Severance Benefits

Same as for the previous fiscal year

(4)	Translation of Significant Assets and Liabilities Denominated in Foreign Currencies into Yen

Same as for the previous year

(5)	Accounting for Significant Lease Transactions

Same as for the previous year

(6)	Significant Hedge Accounting Method

(a) Hedge Accounting Method

Same as for the previous year

(b) Hedging Instruments and Hedged Items

Same as for the previous year

(c) Hedge Policy

Same as for the previous year

(d) Method for Assessing Hedge Effectiveness

Same as for the previous year

(7)	Consumption Tax Accounting Method

Same as for the previous year

5. Valuation Method for Assets and Liabilities Acquired in Business Combinations

Same as for the previous year

6. Amortization of Goodwill

Same as for the previous year

Fiscal Year 2003

(For the year ended March 31, 2004)

7. Appropriations of Retained Earnings

The consolidated statements of retained earnings are prepared based on the appropriations of retained earnings approved during the fiscal year.

8. Definition of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows consists of the following: cash in hand, deposits that can be withdrawn upon demand, and highly liquid short-term investments that are readily convertible to cash with little risk of fluctuation in value, and that mature within three months from the dates of acquisition.

Fiscal Year 2004

(For the year ended March 31, 2005)

7. Appropriations of Retained Earnings

Same as for the previous year

8. Definition of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Same as for the previous year

Notes to Consolidated Financial Statements

(Notes to Consolidated Balance Sheets)

Fiscal Year 2003

(As of March 31, 2004)

*1. Pledged assets and secured liabilities

Assets pledged as collateral and secured liabilities were as follows:

	(Millions of yen)

Pledged assets:
Buildings and structures	463	(463)
Machinery, equipment and vehicles	289	(289)
Land	724	(724)
Other fixed assets	27	(27)

Total	1,505	(1,505)
Secured liabilities:
Short-term bank loans	17	(17)
Long-term debt	17	(17)

Figures in parentheses indicate factory foundation mortgaged assets and related secured borrowings that are included in the figures on the left.

*2. Amounts related to non-consolidated subsidiaries and affiliated companies were as follows:

	(Millions of yen	)

Investment securities	438

3. Contingent Liabilities

(1) The Company guarantees the following debts and other obligations owed to financial institutions
	(Millions of yen	)

Guarantees provided on employees’ housing loans, etc	3,326

(2) Trade export notes receivable discounted	198

*4. The Company’s common stock issued at the end of fiscal year was 286,453,235 shares.

*5. Treasury stock owned by the Company at the end of fiscal year was 16,753,009 shares of common stock.

6. Committed Lines of Credit

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at fiscal year-end was as follows:

	(Millions of yen	)

Total amount of committed credit lines	30,000
Less amount borrowed against credit lines	—

Credit lines unused	30,000

Fiscal Year 2004

(As of March 31, 2005)

*1. Pledged assets and secured liabilities

Assets pledged as collateral and secured liabilities were as follows:

	(Millions of yen)

Pledged assets:
Buildings and structures	426	(426)
Machinery, equipment and vehicles	264	(264)
Land	724	(724)
Other fixed assets	26	(26)

Total	1,441	(1,441)

Secured liabilities:
Short-term bank loans	17	(17)

Figures in parentheses indicate factory foundation mortgaged assets and related secured borrowings that are included in the figures on the left.

*2. Amounts related to non-consolidated subsidiaries and affiliated companies were as follows:

	(Millions of yen	)

Investment securities	87
Other assets (advances)	600

3. Contingent Liabilities

(1) The Company guarantees the following debts and other obligations owed to financial institutions
	(Millions of yen	)

Guarantees provided on employees housing loans, etc	2,737
Aventis Pasteur-Daiichi vaccines Co., Ltd.	350

(2) The trade export notes receivable discounted	78

*4. The Company’s common stock issued at the end of fiscal was 286,453,235 shares.

*5. Treasury stock owned by the Company at the end of fiscal year was 18,049,212 shares of common stock.

6. Commitment Lines

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at fiscal year-end was as follows:

	(Millions of yen	)

Total amount of committed credit lines	30,000
Less amount borrowed against credit lines	—

Credit lines unused	30,000

(Notes to Consolidated Statements of Income)

Fiscal Year 2003

(For the year ended March 31, 2004)

*1. Research and development expenses included in selling, general and administrative expenses and manufacturing overhead costs were ¥60,720 million.

*2. –

*3. –

*4. –

*5. –

*6. The breakdown of losses on sale of fixed assets was as follows:

	(Millions of yen	)

Buildings and structures	552
Machinery, equipment and vehicles	673
Other fixed assets	160

Fiscal Year 2004

(For the year ended March 31, 2005)

*1. Research and development expenses included in selling, general and administrative expenses and manufacturing overhead costs were ¥58,605 million.

*2. A gain on sale of the veterinary and livestock feed product business was recognized as a result of sale of the domestic distribution rights and other intangibles related to its veterinary and livestock feed product business to a third-party.

*3. A restructuring charge was recorded for the one-time termination benefits provided to certain employees who were involuntarily transferred from the Company to a newly established wholly-owned subsidiary, Daiichi Pharmatech Co., Ltd.

*4. The loss on settlement of an employee pension fund represented a one-time payment made by a consolidated subsidiary to settle its participation in a multi-employer Employee Pension Fund plan.

*5. The loss on settlement of vitamin-related anti-trust litigations was related to a settlement of a part of the civil anti-trust class-action damage claims in connection with the Company’s vitamin transactions.

*6. The breakdown of losses on sale of fixed assets was as follows:

	(Millions of yen	)

Buildings and structures	884
Machinery, equipment and vehicles	267
Other fixed assets	639

(Notes to Consolidated Statements of Cash Flows)

Fiscal Year 2003

(For the year ended March 31, 2004)

*Reconciliation of cash and cash equivalents at fiscal year-end with balance sheet accounts:

		(As of March 31, 2004)
	(Millions of yen)

Cash and time deposits		21,977
Less time deposits with maturities extending over three months	Δ	2,513
Add short-term investments with maturities within three months		70,881

Cash and cash equivalents		90,346

Fiscal Year 2004

(For the year ended March 31, 2005)

*Reconciliation of cash and cash equivalents at fiscal year-end with balance sheet accounts:

		(As of March 31, 2005)
	(Millions of yen)

Cash and time deposits		16,395
Less time deposits with maturities extending over three months	Δ	579
Add short-term investments with maturities within three months		75,755

Cash and cash equivalents		91,571

Proforma Lease Information

Fiscal Year 2003

(For the year ended March 31, 2004)

Finance lease transactions, excluding those that transfer the legal title to the leased property to the lessee

(1) Amounts representing the acquisition costs of the leased assets, accumulated amortization, and net book value, at the end of the fiscal year, had those leases been accounted for as capital leases

	(Millions of yen)

	Acquisition costs	Accumulated amortization	Net book value
Machinery, equipment and vehicles	1,045	453	592
Other fixed assets	9,930	5,936	3,994

Total	10,976	6,389	4,586

(2) Amounts representing capital lease obligations, at the end of fiscal year, had those leases been accounted for as capital leases

(Millions of yen)

Due within one year	2,037
Due after one year	2,549

Total	4,586

Note: The Company included an interest component of the lease payments in the amounts representing each of the acquisition costs of the leased assets and the capital lease obligations, since the ratio of the lease obligations at the end of fiscal year to the net book value of capitalized leased assets at the end of fiscal year is low.

(3) Comparison of lease expense recorded in the consolidated statements of income and the depreciation expense that would have been recorded, had those leases been accounted for as capital leases

(Millions of yen)

Lease expense	2,192
Depreciation expense	2,192

(4) Depreciation method for computing the amount representing depreciation expense

The amount representing depreciation expense was computed as if the capitalized leased assets had been amortized on a straight-line basis over the lease terms with no residual value at the end of leases.

Fiscal Year 2004

(For the year ended March 31, 2005)

Finance lease transactions, excluding those that transfer the legal title to the leased property to the lessee

(1) Amounts representing to the acquisition costs of the leased assets, accumulated amortization, and net book value at the end of the fiscal year, had those leases been accounted for as capital leases

	(Millions of yen)

	Acquisition costs	Accumulated amortization	Net book value
Machinery, equipment and vehicles	1,100	506	594
Other fixed assets	9,711	6,232	3,478

Total	10,811	6,738	4,073

(2) Amounts representing capital lease obligations, at the end of fiscal year, had those leases been accounted for as capital leases

(Millions of yen)

Due within one year	1,869
Due after one year	2,204

Total	4,073

Note: Same as for the previous year.

(3) Comparison of lease expense recorded in the consolidated statements of income and the depreciation expense that would have been recorded, had those leases been accounted for as capital leases

(Millions of yen)

Lease expense	2,366
Depreciation expense	2,366

(4) Depreciation method for computing the amount representing depreciation expense

Same as for the previous year

(2) Investment Securities

1. Marketable Held-to-Maturity Securities

					(Millions of yen)

Type of securities	Fiscal Year 2003 (As of March 31, 2004)				Fiscal Year 2004 (As of March 31, 2005)
	Carrying value	Market value	Difference		Carrying value	Market value	Difference
Securities with market values greater than balance sheet carrying value
(1) National and local government bonds	9	9		0	—	—		—
(2) Corporate bonds	21,530	21,653		123	29,332	29,492		160
(3) Other securities	—	—		—	—	—		—

Subtotal	21,540	21,663		123	29,332	29,492		160

Securities with market values at or less than balance sheet carrying value
(1) National and local government bonds	—	—		—	—	—		—
(2) Corporate bonds	46,108	45,508	Δ	599	39,409	39,022	Δ	387
(3) Other securities	—	—		—	—	—		—

Subtotal	46,108	45,508	Δ	599	39,409	39,022	Δ	387

Total	67,648	67,171	Δ	476	68,742	68,514	Δ	227

2. Marketable Available-for-sale Securities

					(Millions of yen)

	Fiscal Year 2003 (As of March 31, 2004)				Fiscal Year 2004 (As of March 31, 2005)
Type of securities	Acquisition cost	Carrying value	Difference		Acquisition cost	Carrying value	Difference
Securities with balance sheet carrying values greater than acquisition cost
(1) Equity securities	27,486	57,733		30,247	26,285	56,955		30,669
(2) Debt securities
(1) National and local government bonds	—	—		—	—	—		—
(2) Corporate bonds	120	133		13	1,120	1,176		56
(3) Other securities	—	—		—	—	—		—
(3) Other	2,310	2,731		420	2,412	2,859		446

Subtotal	29,916	60,598		30,681	29,818	60,990		31,172

Securities with balance sheet carrying values at or less than acquisition cost
(1) Equity securities	85	79	Δ	5	606	496	Δ	109
(2) Debt securities
(1) National and local government bonds	—	—		—	—	—		—
(2) Corporate bonds	—	—		—	—	—		—
(3) Other securities	—	—		—	—	—		—
(3) Other	3,405	2,918	Δ	486	3,260	2,840	Δ	419

Subtotal	3,490	2,998	Δ	492	3,866	3,337	Δ	529

Total	33,407	63,596		30,189	33,685	64,328		30,643

Notes: Impairment losses for marketable available-for-sale securities are classified and computed as follows:

(1)	An impairment loss is generally recognized on securities whose market value has declined 50% or more from the acquisition cost as of the beginning of fiscal year. Exceptions are allowed when there were justifiable reasons.

(2)	For securities whose market value has declined more than 30% but less than 50% from the acquisition cost as of the beginning of fiscal year, after due consideration of the possibility of recovery in market value of individual securities, an impairment loss is recognized on those securities that are not judged likely to recover in value.

(3)	An impairment loss is not generally recognized on those securities whose market value has declined less than 30% from the acquisition cost as of the beginning of fiscal year.

3. Available- for- Sale Securities Sold during the Current Fiscal Year and the Prior Fiscal Year

			(Millions of yen)

Fiscal Year 2003 (For the year ended March 31, 2004)			Fiscal Year 2004 (For the year ended March 31, 2005)
Amount of sale	Amount of gains	Amount of losses	Amount of sale	Amount of gains	Amount of losses
2,793	1,331	—	1,935	283	27

4. Securities with No Readily Available Market Values and Their Carrying Value in the Consolidated Balance Sheets

		(Millions of yen	)

	Fiscal Year 2003 (As of March 31, 2004)	Fiscal Year 2004 (As of March 31, 2005)
	Carrying value	Carrying value
(1) Held-to-maturity securities
Certificates of deposit	—	20,000
Commercial paper	46,486	47,492
(2) Available-for-sale securities
MMF, FFF, and medium-term government bond funds	24,395	8,263
Foreign fund securities	—	1,000
Non-marketable equity securities, excluding OTC traded stocks	2,636	2,061
Preferred securities	1,000	1,000

5. Maturity Schedule of Available-for-Sale Securities with Maturity Dates and Held-to-Maturity Securities

							(Millions of yen)

	Fiscal Year 2003 (As of March 31, 2004)				Fiscal Year 2004 (As of March 31, 2005)
	Within one year	More than one year, up to five years	More than five years, up to 10 years	More than 10 years	Within one year	More than one year, up to five years	More than five years, up to 10 years	More than 10 years
1. Debt securities
(1) National and local government bonds	9	—	—	—	—	—	—	—
(2) Corporate bonds	23,232	23,406	13,000	8,000	31,758	22,983	14,000	—
(3) Other	46,486	—	—	—	67,492	—	—	—
2. Other securities	—	120	2,387	—	—	2,359	—	—

Total	69,728	23,526	15,387	8,000	99,250	25,342	14,000

(3) Derivative Transactions

Fiscal Year 2003 (For the year ended March 31, 2004)

1. Descriptions of Transactions

The Company does not currently use derivative instruments other than foreign currency forward contracts and currency options entered into for hedging purposes. Foreign currency forward contracts involve risks associated with fluctuations in foreign currency exchange rates. The counterparties to such transactions are all banking institutions with high credit ratings. Accordingly, the risk of nonperformance by counterparties on foreign currency forward contracts is considered virtually nonexistent.

Basic principles regarding the use of derivative instruments have been set by the Board of Directors, and the Company has established the internal policies specifying those officers with authority over derivative transactions and upper limits on such transactions. The Company’s Finance and Accounting Department is responsible for executing and maintaining controls over derivative transactions. The department periodically reports such transactions to the Board of Directors.

Under the Company’s internal policies, the effectiveness of the use of derivatives as a hedge is evaluated by examining the correlations between the hedging instruments and the hedged items due to fluctuations in foreign currency exchange rates.

2. Fair Value of Derivative Transactions

Not applicable, as the Company applies deferred hedge accounting and Derivative transactions directly applied to foreign currency denominated assets are excluded from the disclosure requirements under the “Accounting Standards for Foreign Currency Denominated Transactions.”

Fiscal Year 2004 (For the year ended March 31, 2005)

1. Descriptions of Transactions

Same as for the previous year

2. Fair Value of Derivative Transactions

Same as for the previous year

(4) Retirement Benefit

1. Summary of the Company’s Retirement Benefits Arrangements

Previously, the Company had maintained: an Employees’ Pension Fund plan and a lump-sum retirement benefit plan, both of which were a defined benefit arrangements. However, on January 1, 2005, the Company received an approval of exemption from the Minister of Health, Labour and Welfare from the obligation for retirement benefit payments related to past employee service with respect to the government the substitutional portion of its Employees’ Pension Fund. In addition, domestic consolidated subsidiaries had previously maintained various defined benefit retirement arrangements including Tax Qualified Pension plans (adopted by 10 consolidated subsidiaries) and lump-sum retirement benefit plans.

Daiichi Pharmaceuticals Co., Ltd. and certain domestic group companies (10 consolidated subsidiaries), upon obtaining an approval of exemption from the obligation related to past employee service with respect to the substitutional portion of the Daiichi Pharmaceutical Employees’ Pension Fund, beginning on January 1, 2005, unified their retirement benefit arrangements. With an exception of certain lump-sum retirement benefit plans, the Company’s various retirement benefit arrangements have been transformed into a single group arrangement comprising a Defined Benefit Corporate Pension plan and a Defined Contribution Pension plan.

Also, under certain circumstances, when employees retire or otherwise leave the Company, additional retirement benefits may be paid.

Please note that certain of the Group’s overseas consolidated subsidiaries also maintain defined benefit pension plans.

2. Components of Retirement Benefit Obligations

				(Millions of yen	)

	Fiscal Year 2003 As of March 31, 2004		Fiscal Year 2004 As of March 31, 2005
a. Projected benefit obligations	Δ	108,152	Δ	82,986

b. Fair value of pension plan assets		74,845		83,197

c. Under-funded projected benefit obligations (a+b)	Δ	33,306		210

d. Unamortized transition obligations		—		—

e. Unrecognized actuarial loss		18,520		8,965

f. Unrecognized prior service cost (benefit)	Δ	4,304		1,563

g. Net pension liabilities recognized in the consolidated balance sheets (c+d+e+f)	Δ	19,090		10,739

h. Prepaid pension costs		—		15,493

i. Accrued retirement and severance costs (g-h)	Δ	19,090	Δ	4,754

Notes:

1.	The above figures include the substitutional portion of the Employees’ Pension Fund.

2.	Certain of the Company’s subsidiaries use the vested benefit method in computing retirement and severance obligations.

3.	The effects of the transfer of a portion of the lump-sum retirement benefit plans to a defined contribution pension plan was as follows:

		(Millions of yen	)

Decrease in projected benefit obligations		11,779
Unrecognized actuarial loss	Δ	1,334
Unrecognized prior service benefit		3,852

Decrease in accrued retirement and severance costs		14,297

The transfer of plan assets to be transferred to the defined contribution pension plan amounted to ¥10,528 million. The transfer is scheduled to take place over the next four-year period. The amount of the plan assets not yet transferred was to ¥6,744 million at the end of this fiscal year, which is included in Other Payables (accrued expenses and other current liabilities and Long-term Payables (other non-current liabilities) in the accompanying consolidated balance sheets.

3. Employees’ Retirement and Severance Costs

				(Millions of yen	)

	Fiscal Year 2003 (For the year ended March 31, 2004)		Fiscal Year 2004 (For the year ended March 31, 2005)
a. Service costs-benefits earned during the year		4,158		3,463

b. Interest cost		2,668		2,381

c. Expected return on plan assets	Δ	1,559	Δ	1,994

d. Amortization of transition obligations		—		—

e. Amortization of actuarial loss		2,977		2,156

f. Amortization of prior service costs	Δ	251	Δ	1,014

g. Net periodic retirement and severance costs (a+b+c+d+e+f)		7,992		4,993

h. Gain from the return of the substitutional portion of the Employees’ Pension Fund to the government		—	Δ	11,747

i. Loss on settlement of an Employees’ Pension Fund plan		—		381

j. Gain from the transfer to the defined contribution pension plan		—	Δ	3,769

k. Restructuring charge		—		7,316

l. Other		—		199

Total (g+h+i+j+k+l)		7,992	Δ	2,625

Notes:

1.	Employee contributions to the Employees’ Pension Fund are excluded from the above figures.

2.	Retirement and severance costs of consolidated subsidiaries that are computed under the vested benefit method are included in “a. Service costs-benefits earned during the year.”

3.	The Restructuring charge was related to the payments of additional one-time termination benefits to the employees who were transferred to Daiichi Pharmatech Co., Ltd., which was established through a split-off of three domestic manufacturing plants of the Company.

4.	Other represented the Company’s contributions to the defined contribution pension plan and prepayments of retirement benefits to certain employees under the retirement benefit prepayment arrangement.

4. Principal Assumptions for Computing Retirement Benefit Obligations

	Fiscal Year 2003 (As of March 31, 2004)	Fiscal Year 2004 (As of March 31, 2005)
a. Method for inter-period allocation of expected retirement costs	Straight-line method	Same as for the previous year

b. Discount rate	Mainly 2.5%	Same as for the previous year

c. Expected return on plan assets	Mainly 3.0%	Same as for the previous year

d. Amortization period of prior service costs	Mainly 10 years (amortized under the straight-line method over a period not exceeding the average remaining years of service of the eligible employees when such prior service cost was incurred)	Same as for the previous year

e. Amortization period of actuarial gain and loss	Mainly 10 years (amortized beginning in the fiscal year following the year in which such actuarial gain or loss was first measured under the straight-line method over a period not exceeding the average remaining years of services of the eligible employees when the actuarial gain or loss occurred)	Same as for the previous year

(5) Deferred Income Taxes

1. Principal Components of Deferred Tax Assets and Liabilities

(Millions of yen)

	Fiscal Year 2003 (As of March 31, 2004)		Fiscal Year 2004 (As of March 31, 2005)
Deferred tax assets:
Depreciation		9.528		11,163
Advance payments (for contract research and development, etc.)		6,791		5,435
Accrued expenses		4,282		4,544
Payables to the defined contribution pension plan		—		2,626
Accrued retirement and severance costs		5,610		1,553
Inventories (unrealized profit and valuation losses)		1,701		1,290
Impairment losses on investment securities		1,326		776
Enterprise taxes payable		1,015		707
Other		5,835		7,635

Subtotal		36,092		35,731
Valuation allowance	Δ	2,518	Δ	6,637

Total deferred tax assets		33,573		29,094
Deferred tax liabilities:
Unrealized gain on available-for-sale securities	Δ	12,225	Δ	12,419
Prepaid pension costs		—	Δ	6,866
Deferred gain on sale of fixed assets	Δ	2,456	Δ	2,588
Reserve for additional depreciation	Δ	23	Δ	17

Total deferred tax liabilities	Δ	14,705	Δ	21,892

Net deferred tax assets		18,868		7,202

Note: Net deferred tax assets are included under the following balance sheet captions:

	Fiscal Year 2003 (As of March 31, 2004)		Fiscal Year 2004 (As of March 31, 2005)
Current assets-deferred tax assets		16,111		13,826
Non-current assets-deferred tax assets		3,437		3,167
Current liabilities-deferred tax liabilities		—		—
Non-current liabilities-deferred tax liabilities	Δ	679	Δ	9,791

2. Reconciliation between the statutory tax rate and the Company’s effective tax rates after application of deferred tax accounting

				(	%)

	Fiscal Year 2003 (As of March 31, 2004)		Fiscal Year 2004 (As of March 31, 2005)
Statutory tax rate		41.8		40.5
(Adjustments)
Non-deductible permanent differences including entertainment and other expenses		4.2		3.2
Deductible permanent differences including dividend received deductions and other items	Δ	0.7	Δ	0.5
Per capita inhabitants’ taxes		0.3		0.2
Tax credit for research and development expenses	Δ	6.2	Δ	4.2
Other		7.7		5.4

Effective tax rate		47.1		44.6

(6) Segment Information

a. Information by Business Segment

Information by business segment on a consolidated basis for the most recent two fiscal years is as follows:

	Fiscal Year 2003 (For the year ended March 31, 2004)
	Pharmaceutical business (Millions of yen)	Other (Millions of yen)	Total (Millions of yen)	Eliminations and corporate (Millions of yen)	Consolidated (Millions of yen)
I. Sales and operating income
Net sales
(1) Outside customers	304,564	18,203	322,767	—	322,767
(2) Inter-segment	1,301	2,452	3,753	(3,753)	—
Total sales	305,865	20,655	326,521	(3,753)	322,767
Operating expenses	252,738	20,590	273,328	3,323	276,652
Operating income	53,126	65	53,192	(7,077)	46,114
II. Assets, depreciation, and capital expenditures Assets	270,308	29,575	299,883	221,924	521,808
Depreciation	15,550	1,743	17,293	72	17,366
Capital expenditures	10,899	1,347	12,247	66	12,314

Notes:

1.	Method of classifying segments

The business segments of the Company and its consolidated subsidiaries are the pharmaceutical business, which is the principal business of the Company, and other, which is businesses other than the pharmaceutical business.

2.	Principal products by business segment

Business segment		Principal products
Pharmaceutical business		Pharmaceutical products, diagnostic and radiopharmaceutical products, over-the-counter drugs, and veterinary and livestock feed products

	Fine chemicals	Bulk vitamins, chemical products, industrial chemicals and other

Other	Safety testing and research	Contract research and development

	Other	Real estate rental and other

3.	Included in operating expenses under elimination and corporate was ¥6,975 million that could not be allocated to business segments. These expenses consisted mainly of the expenses of the administrative departments of the parent company.

4.	Included in assets under elimination and corporate was ¥221,214 million in corporate assets. These assets were comprised mainly of excess working capital funds under management of the parent company (cash, short-term investments and other), long-term investments (investment securities) and assets used by the administrative departments of the parent company.

	Fiscal Year 2004 (For the year ended March 31, 2005)
	Pharmaceutical business (Millions of yen)	Other (Millions of yen)		Total (Millions of yen)	Eliminations and corporate (Millions of yen)	Consolidated (Millions of yen)
I. Sales and operating income
Net sales
(1) Outside customers	311,844		16,689	328,534	—	328,534
(2) Inter-segment	73		2,783	2,857	(2,857)	—

Total sales	311,917		19,473	331,391	(2,857)	328,534

Operating expenses	247,821		19,552	267,373	5,096	272,470
Operating income	64,096	Δ	78	64,017	(7,953)	56,063
II. Assets, depreciation, and capital expenditures
Assets	288,227		28,768	316,996	229,529	546,525
Depreciation	14,342		1,518	15,861	85	15,946
Capital expenditures	12,937		1,747	14,684	113	14,798

Notes:

1.	Method of classifying segments

The business segment of the Company and its consolidated subsidiaries are the pharmaceutical business, which is the principal business of the Company, and other, which is businesses other than the pharmaceutical business.

2.	Principal products by business segment

Business segment		Principal products
Pharmaceutical business		Pharmaceutical products, diagnostic and radiopharmaceutical products, over-the-counter drugs, and veterinary and livestock feed products

	Fine chemicals	Bulk vitamins, chemical products, industrial chemicals and other

Other	Safety testing and research	Contract research and development

	Other	Real estate rental and other

3.	Included in operating expenses under elimination and corporate was ¥7,919 million that could not be allocated to business segments. These expenses consisted mainly of the expenses of the administrative departments of the parent company.

4.	Included in assets under elimination and corporate was ¥231,328 million in corporate assets. These assets were comprised mainly of excess working capital funds under management of the parent company (cash, short-term investments and other), long-term investments (investment securities), and assets used by the administrative departments of the parent company.

b. Information by Geographic Segment

Fiscal Year 2003: Information by geographic segment has been omitted because more than 90% of total segment sales and segment assets were attributable to Japan.

Fiscal Year 2004: Same as for the previous fiscal year

c. Overseas Net Sales

Information about overseas net sales for the two most recent fiscal years is as follows:

Fiscal Year 2003
	Americas	Europe	Asia and other	Total
I Overseas net sales (millions of yen)	45,157	12,403	8,602	66,163
II Consolidated net sales (millions of yen)				322,767
III Percentage of overseas net sales (%)	14.0	3.8	2.7	20.5

Fiscal Year 2004
	Americas	Europe	Asia and other	Total
I Overseas net sales (millions of yen)	46,608	13,392	8,588	68,589
II Consolidated net sales (millions of yen)				328,534
III Percentage of overseas net sales (%)	14.2	4.1	2.6	20.9

Notes:

1.	Geographic areas are determined by geographic proximity.

2.	Principal countries for each geographic area include the following:

(1) Americas:	United States
(2) Europe:	Germany, France, Italy
(3) Asia and other:	China, Taiwan, Korea

3.	Overseas net sales are defined as the net sales of the Company and its consolidated subsidiaries in countries or regions outside Japan.

(7) Transactions with related parties

Fiscal Year 2003 (For the year ended March 31, 2004)

None applicable

Fiscal Year 2004 (For the year ended March 31, 2005)

None applicable

Per Share Information

Fiscal Year 2003 (For the year ended March 31, 2004)

Net assets per share	¥1,564.59
Net income per share (basic)	¥97.25
Net income per share (diluted)	¥97.23

Fiscal Year 2004 (For the year ended March 31, 2005)

Net assets per share	¥1,670.71
Net income per share (basic)	¥137.95
Net income per share (diluted)	¥137.90

Note: Calculations of basic and diluted net income per share were based on the following numerators and denominators:

	Fiscal Year 2003 (For the year ended March 31, 2004)	Fiscal Year 2004: (For the year ended March 31, 2005)
Net income per share (basic):
Net income (millions of yen)	26,661	37,175
Amount not available for common shareholders (millions of yen)	160	137
(Including directors’ bonuses paid from net income of) (millions of yen)	(160)	(137)
Net income available for dividends on common shares (millions of yen)	26,501	37,037
Weighted-average number of common shares outstanding during the year (1,000 shares)	272,515	268,481
Net income per share (diluted):
Additional dilutive common shares (1,000 shares)	34	111
(Including dilutive effect of stock options of)	(34)	(111)
Descriptions of potentially dilutive common shares that were not included in the computation of diluted net income per share because of their anti-dilutive effect	Two share subscription right plans (related to 1,001 thousand shares) and one share purchase option plan (related to 4,090 units of options)	Same as for the previous year

Subsequent Events

Fiscal Year 2003 (For the year ended March 31, 2004)

None applicable

Fiscal Year 2004 (For the year ended March 31, 2005)

None applicable

5. Production, Orders and Sales

1. Production

(1) Production by business segment

	(Millions of yen)

	Fiscal Year 2003 (For the year ended March 31, 2004)		Fiscal Year 2004 (For the year ended March 31, 2005)		Change
Business segment	Amount	Percentage of total	Amount	Percentage of total	Amount	Percentage of change
Pharmaceutical business	247,567	95.7%	272,132	95.9%	24,564	9.9%
Other	11,072	4.3%	11,519	4.1%	446	4.0%

Total	258,640	100.0%	283,651	100.0%	25,011	9.7%

Note: The above amounts are stated based on selling prices, exclusive of consumption tax.

(2) Procurement by business segment

	(Millions of yen)

	Fiscal Year 2003 (For the year ended March 31, 2004)		Fiscal Year 2004 (For the year ended March 31, 2005)		Change
Business segment	Amount	Percentage of total	Amount	Percentage of total	Amount		Percentage of change
Pharmaceutical business	30,067	91.9%	32,015	93.2%		1,948		6.5%
Other	2,632	8.1%	2,323	6.8%	Δ	309	Δ	11.7%

Total	32,700	100.0%	34,339	100.0%		1,638		5.0%

Note: The above amounts are stated based on actual purchases, exclusive of consumption tax.

2. Orders

The Company manufactures products according to its production plans based not on advance orders for production but on estimated product demand.

3. Sales

	(Millions of yen)

	Fiscal Year 2003 (For the year ended March 31, 2004)		Fiscal Year 2004 (For the year ended March 31, 2005)		Change
Business segment	Amount	Percentage of total	Amount	Percentage of total	Amount		Percentage of change
Pharmaceutical products	259,766	85.3%	267,177	85.7%		7,411		2.9%
Diagnostic and radiopharmaceuticals	32,251	10.6%	32,923	10.5%		671		2.1%
Over-the-counter drugs	8,768	2.9%	10,199	3.3%		1,430		16.3%
Veterinary and livestock feed products	3,777	1.2%	1,544	0.5%	Δ	2,233	Δ	59.1%
Pharmaceutical business	304,564	94.4%	311,844	94.9%		7,280		2.4%
Other	18,203	5.6%	16,689	5.1%	Δ	1,513	Δ	8.3%

Total	322,767	100.0%	328,534	100.0%		5,766		1.8%

Note: The above amounts are stated exclusive of consumption tax.

Daiichi Pharmaceutical Co., Ltd.

FASF

April 27, 2005

Summary of Non-Consolidated Financial Results

for Fiscal Year 2004, Ended March 31, 2005

(English Translation of “Kessan Tanshin”)

Listed company name: Daiichi Pharmaceutical Co., Ltd.

Stock code number: 4505

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange

Head office: Tokyo, Japan

URL: http://www.daiichipharm.co.jp/

Representative: Mr. Kiyoshi Morita, President and CEO

Contact: Mr. Toshio Takahashi, General Manager of Corporate Communications Department

Telephone: (03)3272-0611

Meeting of the Board of Directors held on: April 27, 2005

Scheduled date for commencement of dividend payments: June 30, 2005

Adoption of the unit stock system: Yes (One unit equals 100 shares)

Interim dividend system: Yes

General shareholders meeting held on: June 29, 2005

1. Financial results for the fiscal year 2004 (April 1, 2004—March 31, 2005)

(1) Non-Consolidated Operating Results

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Net sales (% change from previous year)	Operating income (% change from previous year)	Ordinary income (% change from previous year)
	Millions of yen	Millions of yen	Millions of yen
Fiscal Year 2004	259,912 (2.5%)	54,440 (20.0%)	56,322 (21.1%)
Fiscal Year 2003	253,486 (Δ0.6%)	45,353 (Δ6.7%)	46,527 (Δ8.7%)

	Net income (% change from previous year)	Basic net income per share	Diluted net income per share	Return on equity	Ratio of ordinary income to total assets	Ratio of ordinary income to net sales
	Millions of yen	Yen	Yen	%	%	%
Fiscal Year 2004	19,303 (Δ31.0%)	71.53	71.50	4.7	11.3	21.7
Fiscal Year 2003	27,996 (138.6%)	102.29	102.28	7.1	9.6	18.4

Notes

1. Weighted-average number of common shares issued and outstanding during the year
	For the year ended March 31, 2005:	268,481,535 shares
	For the year ended March 31, 2004:	272,515,920 shares

2. Changes in method of accounting and presentation: None

3. Percentages in parentheses under net sales, operating income, ordinary income, and net income indicate changes from the previous fiscal year.

(2) Dividends

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Dividends per share			Total dividends for the year	Payout ratio	Dividends as a percentage of total equity
		Interim	Year-end
	Yen	Yen	Yen	Millions of yen	%	%
Fiscal Year 2004	40.00	15.00	25.00	10,736	55.9	2.6
Fiscal Year 2003	30.00	15.00	15.00	8,134	29.3	2.0

(3) Non-Consolidated Financial Position

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal Year 2004	508,932	415,020	81.5%	1,545.88
Fiscal Year 2003	491,534	405,274	82.5%	1,502.24

Notes	1. Total common shares issued at the end of fiscal year
	March 31, 2005:	268,404,023 shares
	March 31, 2004:	269,700,226 shares

2. Number of shares of treasury stock at the end of fiscal year
	March 31, 2005:	18,049,212 shares
	March 31, 2004:	16,753,009 shares

2. Forecasts of Non-Consolidated Operating Results

Fiscal Year 2005 (April 1, 2005—March 31, 2006)

				Cash dividends per share
	Net sales	Ordinary income	Net income	Interim	Year-end
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
Interim 6-month period	126,000	24,000	14,000	25.00	—	—
Full-year	262,000	54,000	33,000	—	25.00	50.00

Reference: Forecasted basic net income per share for the year: ¥122.58

*	Note: The forecast figures shown above are based on information that was available at the time of preparation and may contain some uncertainties. Actual performance and other factors may differ from these forecasts due to changes in circumstances and other developments. More information concerning these forecasts can be found in the attached Supplemental Information on page 16~17.

6. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

							(Millions of yen)

		Fiscal Year 2003 (As of March 31, 2004)			Fiscal Year 2004 (As of March 31, 2005)		Change
	See Note	Amount		%	Amount	%	Amount
ASSETS
I Current assets:
1. Cash and time deposits			6,145		6,455
2. Trade notes receivable			7,063		6,771
3. Accounts receivable	*4		59,218		63,046
4. Investment securities			94,080		107,514
5. Mortgage-backed securities			20,000		20,000
6. Merchandises			5,379		5,911
7. Products			10,635		13,360
8. Semi-finished products			4,942		4,816
9. Raw materials			5,972		6,222
10. Work in process			1,106		1,249
11. Prepaid expenses			188		187
12. Deferred tax assets			12,050		10,850
13. Short-term loans to affiliated companies			9,825		9,715
14. Other receivables			5,517		4,277
15. Other current assets			2,616		8,806
Allowance for doubtful accounts		Δ	200		—

Total current assets			244,540	49.75	269,185	52.89	24,644

							(Millions of yen)

		Fiscal Year 2003 (As of March 31, 2004)			Fiscal Year 2004 (As of March 31, 2005)			Change
	See Note	Amount		%	Amount		%	Amount
II Non-current assets:
1. Property, plant and equipment:
(1) Buildings		86,478			86,374
Less accumulated depreciation		50,314	36,164		52,523	33,851

(2) Structures		8,865			8,624
Less accumulated depreciation		6,080	2,785		6,118	2,505

(3) Machinery and equipment		65,800			65,274
Less accumulated depreciation		53,657	12,142		55,150	10,124

(4) Vehicles and transportation equipment		499			496
Less accumulated depreciation		439	60		449	46

(5) Furniture, tools and fixtures		24,746			24,285
Less accumulated depreciation		21,356	3,390		21,195	3,090

(6) Land			7,241			7,241
(7) Construction in progress			368			1,273

Total property, plant and equipment, net			62,152	12.64		58,133	11.42	Δ	4,018
2. Intangible assets :
(1) Sales and distribution rights			1,761			2,921
(2) Patents			4,781			2,975
(3) Real estate lease rights			1			1
(4) Trademarks			78			66
(5) Software			—			1,873
(6) Other intangible assets			882			75

Total intangible assets, net			7,505	1.53		7,915	1.56		409

							(Millions of yen)

		Fiscal Year 2003 (As of March 31, 2004)			Fiscal Year 2004 (As of March 31, 2005)			Change
	See Note	Amount		%	Amount		%	Amount
3. Investments and other assets:
(1) Investment securities			107,693			104,045
(2) Stock of affiliated companies			50,463			52,748
(3) Advances to affiliated companies			7,862			8,685
(4) Long-term loans			4			—
(5) Long-term loans to employees			11			4
(6) Long-term loans to affiliated companies			5,744			5,651
(7) Prepaid pension cost			—			15,385
(8) Deferred tax assets			576			—
(9) Other assets			4,960			6,524
Allowance for doubtful accounts		Δ	10		Δ	676
Allowance Reserve for investment losses			—		Δ	18,671

Total investments and other assets			177,335	36.08		173,698	34.13	Δ	3,637

Total non-current assets			246,993	50.25		239,747	47.11	Δ	7,246

Total assets			491,534	100.00		508,932	100.00		17,398

LIABILITIES
I Current liabilities:
1. Accounts payable	*4		13,048			16,163
2. Other payables			11,492			10,660
3. Accrued expenses			18,044			19,445
4. Income taxes payable			8,165			7,023
5. Consumption taxes payable			1,262			502
6. Advance receipts			1,799			1,546
7. Advances received from affiliated companies	*5		17,160			22,774
8. Allowance for sales returns			491			448
9. Allowance for sales discounts			1,448			1,421

Total current liabilities			72,953	14.84		79,985	15.72		7,032

(Millions of yen)

		Fiscal Year 2003 (As of March 31, 2004)					Fiscal Year 2004 (As of March 31, 2005)					Change
	See Note	Amount			%		Amount			%		Amount
II Non-current liabilities:
1. Long-term payables				—					3,467
2. Deferred tax liabilities				—					9,035
3. Accrued retirement and severance costs				11,521					213
4. Accrued directors’ retirement and severance costs				1,785					1,208

Total non-current liabilities				13,306		2.71			13,926		2.74		619

Total liabilities				86,259		17.55			93,912		18.46		7,652

SHAREHOLDERS’ EQUITY
I Common stock	*1			45,246		9.21			45,246		8.89		—
II Additional paid-in-capital:
1. Capital surplus		48,961					48,961
2. Other capital surplus
(1) Gain on reissuance of treasury stock		—					169

Total additional paid-in-capital				48,961		9.96			49,130		9.65		169
III Retained earnings:
1. Legally appropriated retained earnings		7,599					7,599
2. Voluntary retained earnings reserve:
(1) Reserve for reduction in fixed asset (cost basis)		2,599					2,591
(2) Special reserve		286,762					306,762
3. Unappropriated retained earnings		33,322					24,442

Total retained earnings				330,284		67.19			341,395		67.08		11,111
IV Net unrealized gain on investment securities				17,182		3.50			18,115		3.56		933
V Treasury stock at cost	*2		Δ	36,400	Δ	7.41		Δ	38,867	Δ	7.64	Δ	2,467

Total shareholders’ equity				405,274		82.45			415,020		81.54		9,746

Total liabilities, and shareholders’ equity				491,534		100.00			508,932		100.00		17,398

(2) Non-Consolidated Statements of Income

(Millions of yen)

		Fiscal Year 2003 (For the year ended March 31, 2004)			Fiscal Year 2004 (For the year ended March 31, 2005)			Change
	See Note	Amount		%	Amount		%	Amount
I Net sales:
1. Sales of products		174,411			175,635
2. Sales of merchandise		58,613			62,981
3. Royalty income		20,462	253,486	100.00	21,296	259,912	100.00		6,426

	*1
II Cost of sales:	*2
	*3
1. Product and merchandise inventories, beginning of year		21,530			16,014
2. Merchandises purchased during the year		35,873			38,519
3. Costs of products manufactured during the year		43,537			48,130

Subtotal		100,942			102,663
4. Less amount transferred to other accounts		1,514			1,343
5. Less product and merchandise inventories, end of year		16,014			19,272

Total cost of sales		17,528	83,414	32.91	20,615	82,047	31.57	Δ	1,366

Gross profit on sales			170,072	67.09		177,865	68.43		7,792
Reversal of provision for sales returns			485	0.19		491	0.19		6
Provision for sales returns			491	0.19		448	0.17	Δ	43

Gross profit			170,066	67.09		177,908	68.45		7,841
III Selling, general and administrative:	*3
1. Shipping and storage expenses		1,690			1,401
2. Advertising expenses		3,508			3,686
3. Sales promotion expenses		10,199			10,229
4. Royalty expense		806			791
5. Salaries and bonuses		24,542			25,395
6. Employee retirement and severance costs		4,346			3,043
7. Welfare expenses		3,777			3,831
8. Depreciation expense		2,772			3,035
9. Rent expenses		6,176			6,298
10. Travel and transportation expenses		4,021			3,991
11. Research and development expenses	*1	44,311			42,698
12. Other		18,560	124,713	49.20	19,063	123,467	47.50	Δ	1,245

Operating income			45,353	17.89		54,440	20.95		9,087

(Millions of yen)

		Fiscal Year 2003 (For the year ended March 31, 2004)			Fiscal Year 2004 (For the year ended March 31, 2005)			Change
	See Note	Amount		%	Amount		%	Amount
IV Non-operating income:
1. Interest income		286			287
2. Interest income from investment securities		486			505
3. Dividend income		967			1,230
4. Foreign exchange gains		—			357
5. Other income		508	2,248	0.88	547	2,928	1.13		680

V Non-operating expenses:
1. Loss on disposal and write-down of inventories	*2	623			384
2. Foreign exchange losses		200			—
3. Other expense		250	1,074	0.42	661	1,046	0.40	Δ	28

Ordinary income			46,527	18.35		56,322	21.67		9,795
VI Extraordinary gains:
1. Gain from the return of the substitutional portion of the employees’ pension fund to the government		—			11,747
2. Gain from the transfer to the defined contribution pension plan		—			3,073
3. Gain on sale of the veterinary and livestock feed products business	*4	—			679
4. Realized gain on sale of Investment securities		1,322			20
5. Reversal of allowance for doubtful accounts		70	1,392	0.55	—	15,520	5.97		14,128

VII Extraordinary losses:
1. Provision for allowance for investment losses		—			18,671
2. Restructuring charge	*5	—			7,042
3. Loss on settlement of vitamin-related anti-trust litigations	*6	—			111
4. Impairment of investment securities		61			28
5. Loss on disposal of fixed assets	*7	1,081	1,143	0.45	1,124	26,978	10.38		25,835

Net income before income taxes			46,776	18.45		44,865	17.26	Δ	1,910
Income tax expense-current		18,410			15,400
Income tax expense-deferred		370	18,780	7.41	10,161	25,561	9.83		6,781

Net income			27,996	11.04		19,303	7.43	Δ	8,692
Unappropriated retained earnings, beginning of year			9,415			9,165		Δ	249
Less interim dividends			4,089			4,026		Δ	62

Unappropriated retained earnings, end of year			33,322			24,442		Δ	8,879

(3) Proposal for Appropriations of Retained Earnings

(Millions of yen)

		Fiscal Year 2003 Approved at Annual Shareholders’ Meeting on for June 29, 2004		Fiscal Year 2004 Approved at Annual Shareholders’ Meeting on for June 29, 2005		Change
	See Note	Amount		Amount		Amount
I Unappropriated retained earnings, end of year			33,332		24,442	Δ	8,879
II Reversal of voluntary retained earnings reserves:
1. Reserve for reduction in fixed asset (cost basis)		8		—
2. Special reserve		—	8	40,000	40,000		39,991

Total retained earnings available for appropriation			33,330		64,442		31,111
II. Appropriations:
1. Dividends		4,045		6,710
2. Directors’ bonuses		120		100
(Including corporate auditors’ bonuses of)		(20)		(—)
3. Voluntary retained earnings reserve:
(1) Reserve for reduction in fixed asset (cost basis)		—		48
(2) Special reserve		20,000	24,165	—	6,858	Δ	17,307

IV Unappropriated retained earnings, carried-forward to the next fiscal year			9,165		57,584		48,419

Significant Accounting Policies

Fiscal Year 2003

(For the year ended March 31, 2004)

1.	Methods of Valuation of Investment Securities Held-to-maturity securities:

Stated at amortized costs (straight-line method)

Stocks of subsidiaries and affiliated companies: Accounted for at moving-average costs

Available-for-sale securities:

With quoted market value: Stated at quoted market value at the balance sheet dates (Unrealized holding gains or losses are reported as a component of shareholders’ equity. Realized gains or losses are computed using the moving-average cost method.)

With no readily available market value: Accounted for at moving-average costs

2.	Method of Valuation of Inventories:

Accounted for at the lower of cost or market, with cost being determined under the average cost method.

3.	Methods of Depreciation and Amortization:

Property, plant and equipment: Depreciation is computed using the declining-balance method.

The ranges of useful lives of principal assets are as follows:

Buildings:	38 to 50 years
Machinery and equipment:	4 to 7 years

Intangible assets: Amortization is computed using the straight-line method.

4.	Foreign Currency Translation: Foreign currency denominated assets and liabilities are converted into yen at the exchange rates prevailing on the balance sheet dates. Translation gains and losses are recognized currently in earnings. The foreign currency denominated assets that are hedged by specific foreign currency forward contracts are converted into yen based on the relevant contract rates.

5.	Methods of Determining Significant Allowances:

(1)	Allowance for Doubtful Accounts:

The Company covers the risk of credit losses from potential customer defaults by providing this allowance. The allowance is estimated on the basis of historical default rates for normal accounts and individual account-by-account evaluation for specific over-due accounts.

(2)	----------------

(3)	Allowance for Sales Return:

To prepare for losses from potential returns of products after fiscal year-end, the Company provides for an amount equal to the estimated gross profit and inventory losses on sales returns.

(4)	Allowance for Sales Discounts:

To prepare for future sales discounts, the Company provides for an estimated amount of discounts calculated by multiplying the sales discount percentage for the period by the amounts of accounts receivable and the wholesaler’s inventories at the end of fiscal year.

Fiscal Year 2004

(For the year ended March 31, 2005)

1.	Methods of Valuation of Investment Securities Held-to-maturity debt securities:

Same as for the previous year

Stock of subsidiaries and affiliated companies:

Same as for the previous year

Available-for-sale securities:

With available fair market value:

Same as for the previous year

With no readily available fair market value:

Same as for the previous year

2.	Method of Valuation of Inventories:

Same as for the previous year

3.	Methods of Depreciation:

Property, plant and equipment:

Same as for the previous year

Intangible assets:

Amortization is computed using the straight-line method. Software that is expected to generate future revenues or to contribute to a future cost reduction is amortized over estimated number of years it will be used internally.

4.	Foreign Currency Translation:

Same as for the previous year

5.	Methods off Determining Significant Allowances:

(1)	Allowance for Doubtful Accounts:

Same as for the previous year

(2)	Allowance for Investment Losses:

To cover a potential decline in value of the investments in affiliated companies, the Company provides for an allowance based on the financial condition and future prospects for recovery of the affiliated companies.

(3)	Allowance for Sales Return:

Same as for the previous year

(4)	Allowance for Sales Discounts:

Same as for the previous year

Fiscal Year 2003

(For the year ended March 31, 2004)

(5)	Accrued Retirement and Severance Costs

To prepare for future payments of retirement and severance benefits, the Company provides for an accrual based on estimated projected benefit obligations and plan assets at the end of fiscal year.

Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees.

Actuarial gains and losses are amortized based on the straight-line method, beginning in the fiscal year following the year in which such gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees.

Supplemental Information

Accompanying the enactment of the Contributed Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labor and Welfare, on January 26, 2004, from the obligation for pension payment liabilities related to future employee service with respect to the substitutional portion of its Employees’ Pension Fund.

As of fiscal year-end, the estimated amount to be returned (based on the minimum reserve obligations) was ¥20,557 million. Had such amount (based on the minimum reserve obligations) been returned at the end of this fiscal year, in accordance with the provisions of Article 44-2 of the “Practice Guidelines of Accounting for Retirement Benefits” (Interim Report) (Report No. 13 of the Accounting Systems Committee of the Japanese Institute of Certified Public Accountants), a gain (extraordinary gain) from the return of the Employee’ Pension Fund in the amount of ¥10,995 million would have been recorded.

(6)	Directors’ Retirement and Severance Benefits

To prepare for payments of directors’ retirement and severance benefits, the Company and its domestic consolidated subsidiaries provide for an amount equal to the total benefits that would have been payable at the end of fiscal year, in accordance with internal guidelines, had all directors resigned voluntarily.

6.	Accounting for Significant Lease Transactions

Finance lease transactions are accounted for using the same method applied to operating lease transactions, with an exception for those finance leases in which the legal title of the underlying property is transferred from the lessor to the lessee.

Fiscal Year 2004

(For the year ended March 31, 2005)

(5)	Accrued Retirement and Severance Costs

To prepare for future payments of retirement and severance benefits, the Company provides for an accrual based on estimated projected benefit obligations and plan assets at the end of fiscal year.

Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees.

Actuarial gains and losses are amortized based on the straight-line method, beginning in the fiscal year following the year in which such gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees.

Supplemental Information

Accompanying the enactment of the Contributed Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labor and Welfare, on January 1, 2005, from the obligation for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees’ Pension Fund.

For the fiscal year, as a result, the Company recognized this an extraordinary gain of ¥11,747 million from the return of the substitutional portion of the employees’ pension fund to the government.

In addition, accompanying the enactment of the Defined Contribution Pension Plan Laws, the Company and certain of its domestic consolidated subsidiaries transferred a portion of their lump-sum retirement benefit plans to a defined contribution plan, which was accounted for under the provisions of “applied the Accounting Principles for Transitions among Retirement Benefit Plans” (Corporate Accounting Guidelines No. 1).

This change in retirement benefit arrangement resulted in an extraordinary gain of ¥3,073 million for the fiscal year.

(6)	Directors’ Retirement and Severance Benefits

Same as for the previous year

6.	Accounting for Important Lease Transactions

Same as for the previous year

Fiscal Year 2003

(For the year ended March 31, 2004)

7.	Significant Hedge Accounting Method

(a)	Hedge Accounting Method

The Company employs the deferral method of hedge accounting. Forward foreign exchange contracts that meet certain hedge criteria are accounted for as a hedge of underlying assets and liabilities.

(b)	Hedging Instruments and Hedged Items

Hedging Instruments: Foreign exchange forward contracts and other Hedged Items:

Assets denominated in foreign currencies.

(c)	Hedge Policy

The Company hedges foreign exchange rate fluctuation risks in accordance with its internal policies.

(d)	Method of Assessing Hedge Effectiveness

Based on its internal policies, the Company evaluates the effectiveness of hedges by examining the correlations between its hedging instruments and hedged items as a result of fluctuations in foreign currency exchange rates and confirms the effectiveness of its hedge relationship.

8.	Other Significant Policies in Preparing the Financial Statements Accounting for Consumption Tax

The tax-exclusion method is used to account for the national and local consumption taxes.

Fiscal Year 2004

(For the year ended March 31, 2005)

7.	Significant Hedge Accounting Method

(a)	Hedge Accounting Method

Same as for the previous year

(b)	Hedging Instruments and Hedged Items

Same as for the previous year

(c)	Hedging Policy

Same as for the previous year

(d)	Methods for Assessing Hedge Effectiveness

Same as for the previous year

8.	Other Significant Policies in Preparing the Financial Statements Accounting for Consumption Tax

Same as for the previous year

Notes to Financial Statements

(Notes to Balance Sheets)

Fiscal Year 2003

(As of March 31, 2004)

*1. Authorized shares:	789,000,000 common shares
Issued shares:	286,453,235 common shares

*2.	Treasury stock

Treasury stock owned by the Company at the end of fiscal year was 16,753,009 shares of common stock.

3.	Contingent Liabilities

(1)	The Company guarantees the following debts and other obligations owed to financial institutions

	(Millions of yen	)

Guarantees provided for employees’ housing loans	3,037
Suntory Pharmaceutical	42
Research Laboratories LLC	(US$ 400,000)
(2) Trade export notes receivable discounted	198

*4.	Assets and liabilities related to affiliated companies were as follows:

	(Millions of yen	)

Accounts receivable	1,235
Accounts payable	5,470

*5.	The Company holds the excess working capital of its subsidiaries

6.	Committed Lines of Credit

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at fiscal year-end was as follows:

(Millions of yen	)

Total amount of committed credit lines	30,000
Less amount borrowed against credit lines	—

Credit lines unused	30,000

7.	Limitations on Dividends

The increase in net assets of the Company, as a result of the mark-to-market adjustment to the assets specified in Article 124-3 of the Commercial Code of Japan, was ¥17,182 million

Fiscal Year 2004

(As of March 31, 2005)

*1. Authorized shares:	789,000,000 common shares
Issued shares:	286,453,235 common shares

*2.	Treasury stock

Treasury stock owned by the Company at the end of fiscal year was 18,049,212 shares of common stock.

3.	Contingent Liabilities

(1)	The Company guarantees certain debts and other obligations owed to financial institutions

	(Millions of yen	)

Guarantees provided for employees’ (housing loans)	2,540
Aventis Pasteur-Daiichi Vaccines Co., Ltd.	350

(2) Trade export notes receivable discounted	78

*4.	Assets and liabilities of affiliated companies were as follows:

	(Millions of yen	)

Accounts receivable	831
Accounts payable	5,402

*5.	Same as for the previous year

6.	Committed Lines of Credit

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at fiscal year-end was as follows:

(Millions of yen	)

Total amount of committed credit lines	30,000
Less amount borrowed against credit lines	—

Credit lines unused	30,000

7.	Limitations on Dividends

The increase in the net assets of the Company, as a result of the mark-to-market adjustment to the assets specified in Article 124-3 of the Commercial Code of Japan, was ¥18,115 million.

(Notes to Statements of Income)

Fiscal 2003

(For the year ended March 31, 2004)

*1.	Research and development expenses included in selling, general and administrative expenses and manufacturing overhead costs :

¥45,983 million

*2.	(1) Losses from application of the lower of cost or market method to inventories were accounted for at their net amount in non-operating expenses (loss on disposal and write-down of inventories) under the periodic reserve method.

(Millions of yen	)

Reversal of valuation losses	351
Provision for valuation losses	414

Net difference	63

(2)	The amount transferred to other accounts included expense items such as sales promotion and valuation losses.

*3.	The amount of procurement from affiliated companies included in cost of sales and selling, general and administrative expenses:

¥35,019 million

*4.	—

*5.	—

*6.	—

*7.	The breakdown of losses on sale of fixed assets was as follows:

	(Millions of yen	)

Buildings	319
Machinery, and equipment	628
Furniture, tools and fixtures	133

Fiscal Year 2004

(As of March 31, 2005)

*1.	Research and development costs included under selling, general and administrative expenses and manufacturing overhead costs:

¥43,886 million

*2.	(1) Losses from application of the lower of cost or market method to inventories were accounted for at their net amount in non-operating expenses (loss on disposal and write-down of inventories) under the periodic reserve method.

(Millions of yen	)

Reversal of valuation losses		414
Provision for reversal of evaluation losses		277

Net difference	Δ	137

(2)	Same as for the previous year

*3.	The amount of procurement from affiliated companies included in cost of sale and selling, general and administrative expenses was:

¥32,945 million

*4.	A gain on sale of the veterinary and livestock feed product business was recognized as a result of sale of the domestic distribution rights and other intangibles related to its veterinary and livestock feed product business to a third-party.

*5.	A restructuring charge was recorded for the one-time termination benefits provided to certain employees who were involuntarily transferred from the Company to a newly established wholly-owned subsidiary, Daiichi Pharmatech Co., Ltd.

*6.	The Loss on settlement of vitamin-related anti-trust litigations was related to a settlement of a part of the civil anti-trust class-action damage claims in connection with the Company’s vitamin transactions.

*7.	The breakdown of losses on sales of fixed assets was as follows:

	(Millions of yen	)

Buildings	382
Machinery, and equipment	132
Furniture, tools and fixtures	610

Proforma Lease Information

Fiscal Year 2003

(For the year ended March 31, 2004)

Finance lease transactions, excluding those that transfer the legal title to the leased property to the lessee

(1)	Amounts representing the acquisition costs of the leased assets, accumulated depreciation, and net book value at the end of fiscal year, had those leases been accounted for as capital leases

		(Millions of yen)

	Acquisition costs	Accumulated depreciation	Net book value
Vehicles and transportation equipment	811	355	455
Furniture, tools and fixtures fixtures equipment	5,473	3,412	2,060

Total	6,284	3,768	2,516

(2)	Amount representing the capital lease obligations, at the end of fiscal year, had those leases been accounted for as capital leases

	(Millions of yen	)

Due within one year	1,226
Due after one year	1,289

Total	2,516

Note: The Company included an interest component of the lease payments in the amounts representing each of the acquisition costs of the leased assets and the capital lease obligations, since the ratio of the lease obligations at the end of fiscal year to the net book value of capitalized lease assets at the end of fiscal year is low.

(3) Comparison of lease expense recorded in the statements of income and the depreciation expense, that would have been recorded, had those leases been accounted for as capital leases

	(Millions of yen	)

Lease expense	1,284
Depreciation expense	1,284

(4)	Depreciation method for computing the amount representing depreciation expenses.

The amount representing depreciation expense was computed as if the capitalized lease assets had been amortized on a straight-line basis over the lease terms, with no residual at the end of leases.

Fiscal Year 2004

(For the year ended March 31, 2005)

Finance lease transactions, excluding those that transfer the legal title to the leased item to the lessee

(1)	Amounts representing the acquisition costs of the leased assets, accumulated depreciation, and net book value at the end of fiscal year, had those leases been accounted for as capital leases

	(Millions of yen)

	Acquisition costs	Accumulated depreciation	Net book value
Vehicles and transportation equipment	843	395	447
Furniture, tools and fixtures fixtures equipment	5,057	3,607	1,449

Total	5,900	4,002	1,897

(2)	Amount representing the capital lease obligations, at the end of fiscal year, had those leases been accounted for as capital leases

	(Millions of yen	)

Due within one year	1,034
Due after one year	863

Total	1,897

Note: Same as for the previous year.

(3)	Comparison of lease expense recorded in the statement of income and the depreciation expense that would have been recorded, had those leases been accounted for as capital leases

	(Millions of yen	)

Leasing fees payable	1,399
Amount corresponding to depreciation	1,399

(4)	Depreciation method for computing the amount representing depreciation expenses

Same as for the previous year

(2) Investment Securities

*	There was no quoted market value for stock of subsidiaries and affiliated companies for fiscal year 2003 (For the year ended March 31, 2004) or fiscal year 2004 (For the year ended March 31, 2005)

(3) Deferred Income Taxes

1. Principal Components of Deferred Tax Assets and Liabilities

				(Millions of yen	)

	Fiscal Year 2003 (As of March 31, 2004)		Fiscal Year 2004 (As of March 31, 2005)
Deferred tax assets:
Depreciation		8,717		9,567
Allowance for investment losses on affiliated companies		—		7,567
Advance payments (for contract research and development, etc.)		5,283		3,468
Accrued expenses		2,914		3,183
Payables to the defined contribution pension plan		—		2,127
Impairment losses on investment securities		1,100		1,005
Enterprise taxes payable		867		578
Accrued retirement and severance costs		3,494		86
Other		3,744		3,706

Subtotal		26,122		31,291
Valuation allowance		—	Δ	8,510

Total deferred tax assets		26,122		22,781

Deferred tax liabilities:
Unrealized gain on available-for-sale securities	Δ	11,695	Δ	12,345
Deferred gain on sale of fixed assets		—	Δ	6,822
Reserve for additional depreciation	Δ	1,800	Δ	1,798

Total deferred tax liabilities	Δ	13,496	Δ	20,967

Net deferred tax assets		12,626		1,814

Note: Net deferred tax assets are included under the following balance sheet captions:

2. Reconciliation between the statutory tax rate and the Company’s effective tax rates after application of deferred tax accounting

				(	%)

	Fiscal Year 2003 (As of March 31, 2004)		Fiscal Year 2004 (As of March 31, 2005)
Statutory tax rate		41.8		40.5
(Adjustments)
Non-deductible permanent differences including entertainment and other expenses.		3.9		3.8
Deductible permanent differences including dividend received deductions and other items	Δ	0.6	Δ	0.7
Per capita inhabitants’ taxes		0.2		0.2
Tax credit for research and development expenses	Δ	5.9	Δ	5.5
Provision for valuation allowance		—		19.0
Other		0.7	Δ	0.3

Effective tax rate		40.1		57.0

Per Share Information

Fiscal Year 2003

(For the year ended March 31, 2004)

Net assets per share	¥1,502.24
Net income per share (basic)	¥102.29
Net income per share (diluted)	¥102.28

Fiscal Year 2004

(For the year ended March 31, 2005)

Net assets per share	¥1,545.88
Net income per share (basic)	¥71.53
Net income per share (diluted)	¥71.50

Note: Calculations of basic and diluted net income per share are based on the following numerators and denominators:

	Fiscal Year 2003 (For the year ended March 31, 2004)	Fiscal Year 2004: (For the year ended March 31, 2005)
Net income per share (basic):
Net income (millions of yen)	27,996	19,303
Amount not available for common shareholders (millions of yen)	120	100
(Including directors’ bonuses paid from net income of) (millions of yen)	(120)	(100)
Net income available for dividends on common shares (millions of yen)	27,876	19,203
Weighted-average number of common shares outstanding during the year (1,000 shares)	272,515	268,481

Net income per share (diluted):
Additional dilutive common shares (1,000 shares)	34	111
(Including dilutive effect of stock options of)	(34)	(111)

Descriptions of potentially dilutive common shares that were not included in the computation of diluted net income per share because of their anti-dilutive effect.	Two share subscription right plans (related to 1,001 thousand shares) and one share purchase option plan (related to 4,090 units of options).	Same as for the previous year

Subsequent Events

Fiscal Year 2003 (For the year ended March 31, 2004)

None applicable

Fiscal Year 2004 (For the year ended March 31, 2005)

None applicable

7. Proposed Changes in Membership of the Board of Directors

The following changes in executive management responsibilities are anticipated pending approval at the 127th Ordinary General Meeting of Shareholders scheduled to be held on June 29, 2005.

1. Changes in Representative Directors*

(1) Candidate for Election to Representative Director and Senior Managing Director

Kenichi Mizutani (Currently, Senior Managing Director)

(2) Representative Director Scheduled to Retire

Hiroyuki Nagasako (Currently, Representative Director and Executive Vice President)

*	Representative Directors in Japanese corporations have designated fiduciary responsibilities according to the Japanese Commercial Code.

2. Changes in Directors

(1) Candidates for Election to Board of Directors

External Director	Teijiro Furukawa (Previously, Deputy Chief Cabinet Secretary, Parliamentary Cabinet Office)

External Director	Yoshifumi Nishikawa (Currently, President and CEO of Sumitomo Mitsui Banking Corporation)

(2) Directors Scheduled to Retire

Hiroshi Yamamoto (Currently, Senior Managing Director)

Scheduled to become Representative Director and President of Daiichi Pharmatech Co., Ltd.

Atsuo Inoue (Currently, Managing Director)

Scheduled to become Advisor of the Company

Tomomi Chiba (Currently, Director responsible for Medical Information)

Scheduled to become Representative Director and President of D.P.C. Medical Co., Ltd.

Isao Hayakawa (Currently, Director responsible for Drug Discovery Research)

Scheduled to become General Manager responsible for the Drug Discovery Research Office and

Special Corporate Advisor.

Kyohei Nonose (Currently, Director and General Manager of Human Resources Department)

Scheduled to become Senior Corporate Officer

Kazunori Hirokawa (Currently, Director and General Manager of R&D Strategic Planning Department)

Scheduled to become Senior Corporate Officer

(3) Promotions of Directors

Senior Managing Director	Tadao Suzuki	(Currently, Managing Director)
Managing Director	Ryuzo Takada	(Currently, Director and General Manager of Marketing & Sales Administration Department)

3. References

(1) Board of Directors after Changes

*President and CEO (Representative Director)	Kiyoshi Morita

*Senior Managing Director (Representative Director)	Kenichi Mizutani

*Senior Managing Director	Tadao Suzuki

*Managing Director	Hidetoshi Imaizumi

*Managing Director	Tsutomu Une

*Managing Director	Ryuzo Takada

*Director	Hiroshi Sugiyama

*Director	Teruo Takayanagi

*Director	Toru Kuroda

*Director	Akira Nagano

*Director	George Nakayama

Director	Teijiro Furukawa

Director	Yoshifumi Nishikawa

*	Directors marked with asterisks are scheduled to serve concurrently as Corporate Officers.

(2) Corporate Officers after Changes

Senior Corporate Officer	Kyohei Nonose

Senior Corporate Officer	Kazunori Hirokawa

Corporate Officer	Toshiro Minotani

Corporate Officer	Koju Ogawa

Corporate Officer	Yusuke Yukimoto

Corporate Officer	Tadashi Horiuchi

Corporate Officer	Masatoshi Sakamoto

Corporate Officer	Osamu Goishihara

Corporate Officer	Shinsei Tamai

Corporate Officer	Yoichi Hara

Corporate Officer	Takao Sato

Corporate Officer	Koichi Masumura

Corporate Officer	Yuichi Kano

Corporate Officer	Toshio Takahashi

Corporate Officer	Manabu Sakai

Corporate Officer	Haruhisa Kubota

(3) Profile of New Representative Director

Position	Representative Director and Senior Managing Director

Name	Kenichi Mizutani

Date of birth	February 12, 1941 (64 years old)

Education	Graduated from The Faculty of Pharmaceutical Sciences of Nagoya City

University in March 1963

Work history

April 1963	Entered the Company

April 1990	General Manager of Drug Marketing Department 2

June 1995	Director and General Manager of Tokyo Branch 1

October 1998	Director responsible for Medical Planning and Promotion

June 1999	Managing Director

October 2002	Senior Managing Director

Filings with the U.S. SEC

Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited may file a registration statement on Form F-4 with the U.S. SEC in connection with the proposed business combination of Daiichi and Sankyo under a new holding company by way of a joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, Daiichi and Sankyo plan to mail the prospectus contained in the Form F-4 to their U.S. shareholders prior to the shareholders meetings at which the share exchange will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about Daiichi and Sankyo, the joint share transfer and related matters. U.S. shareholders of Daiichi and Sankyo are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the joint share transfer will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the business combination will be made available to shareholders, free of charge, by calling, writing or e-mailing:

Sankyo Company, Limited	Daiichi Pharmaceutical Co., Ltd.
Mr. Shigemichi Kondo	Mr. Toshio Takahashi
Corporate Communications Department	Corporate Communications Department
3-5-1, Nihonbashi Honcho	14-10 Nihonbashi, 3-chome
Chuo-ku, Tokyo 103-8426, Japan	Chuo-ku, Tokyo 103-8234, Japan
Telephone: 81-3-5255-7034	Telephone: 81-3-3273-7107
E-mail: shige-k@sankyo.co.jp	E-mail: andokb5o@daiichipharm.co.jp

You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about Daiichi and Sankyo and their combined businesses after completion of the joint share transfer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Daiichi and Sankyo believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Daiichi and Sankyo securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Daiichi and Sankyo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by Daiichi and Sankyo, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that Daiichi and Sankyo may file with the U.S. SEC. Other than as required by applicable law, neither Daiichi nor Sankyo undertakes any obligation to update or revise any forward-looking information or statements.